SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ___)1

                                  VIZACOM INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   92855E 10 2
                                   -----------
                                 (CUSIP Number)

                              Neil M. Kaufman, Esq.
                             Kaufman & Moomjian, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92855E 10 2                13D                      Page 2 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    Vincent DiSpigno

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                      -0-
BENEFICIALLY      --------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH                                  495,497 (1)(2)(3)
REPORTING         --------------------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER
                                      192,903 (3)
                  --------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    495,497 (1)(2)(3)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.6%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------

(1) Includes 45,249 shares of the Common Stock, $.001 par value per share ("Common Stock"), of Vizacom Inc. (the "Company") issuable upon exercise of options granted to David N. Salav under various stock option plans of the Company, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. Salav under various stock option plans of the Company which are not exercisable within the next 60 days, or 104,790 additional shares of Common Stock the Company may issue to Mr. Salav, subject to stockholder approval, in connection with a purchase price adjustment under the Agreement and Plan of Merger (the "PWR Merger Agreement"), dated as of February 28, 2000, among the Company, PC Workstation Rentals, Inc. d/b/a PWR Systems, a New York corporation, and Vincent DiSpigno and David N. Salav, as amended to date. Also includes 104,014 shares of Common Stock issuable upon exercise of options granted to Neil M. Kaufman under various stock option plans of the Company, and which are exercisable in the next 60 days. Does not include options to purchase 158,740 shares of Common Stock granted to Mr. Kaufman under various stock option plans which are not exercisable within the next 60 days.

(2) Includes 192,903 shares beneficially owned by David N. Salav, and 109,691 shares beneficially owned by Neil M. Kaufman, that are subject to the Voting Agreement, dated November 19, 2001, among the Company, Vincent DiSpigno, David N. Salav and Neil M. Kaufman, attached as Exhibit A. The reporting person disclaims beneficial ownership of such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting person is a beneficial owner of such shares.

(3) Includes 45,249 shares of Common Stock issuable upon exercise of options granted to Vincent DiSpigno under various stock option plans, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. DiSpigno under various stock option plans which are not exercisable within the next 60 days, or 104,790 additional shares of Common Stock the Company may issue to Mr. DiSpigno, subject to stockholder approval, in connection with the purchase price adjustment under the PWR Merger Agreement.

CUSIP No. 92855E 10 2                  13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    David N. Salav

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                     -0-
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH                                495,497 (1)(2)(3)
REPORTING             ----------------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER
                                       192,903 (3)
                      ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         495,497 (1)(2)(3)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

(1) Includes 45,249 shares of the Common Stock, $.001 par value per share ("Common Stock"), of Vizacom Inc. (the "Company") issuable upon exercise of options granted to Vincent DiSpigno under various stock option plans of the Company, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. DiSpigno under various stock option plans of the Company which are not exercisable within the next 60 days, or 104,790 additional shares of Common Stock the Company may issue to Mr. DiSpigno, subject to stockholder approval, in connection with a purchase price adjustment under the Agreement and Plan of Merger (the "PWR Merger Agreement"), dated as of February 28, 2000, among the Company, PC Workstation Rentals, Inc. d/b/a PWR Systems, a New York corporation, and Vincent DiSpigno and David N. Salav, as amended to date. Also includes 104,014 shares of Common Stock issuable upon exercise of options granted to Neil M. Kaufman under various stock option plans of the Company, and which are exercisable in the next 60 days. Does not include options to purchase 158,740 shares of Common Stock granted to Mr. Kaufman under various stock option plans which are not exercisable within the next 60 days.

(2) Includes 192,903 shares beneficially owned by Vincent DiSpigno, and 109,691 shares beneficially owned by Neil M. Kaufman, that are subject to the Voting Agreement, dated November 19, 2001 among the Company, Vincent DiSpigno, David N. Salav and Neil M. Kaufman, attached as Exhibit A. The reporting person disclaims beneficial ownership of such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting person is a beneficial owner of such shares.

(3) Includes 45,249 shares of Common Stock issuable upon exercise of options granted to David N. Salav under various stock option plans, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. Salav under various stock option plans which are not exercisable within the next 60 days or 104,790 additional shares of Common Stock the Company may issue to Mr. Salav, subject to stockholder approval, in connection with the purchase price adjustment under the PWR Merger Agreement.

CUSIP No. 92855E 10 2                   13D                   Page 6 of 12 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Neil M. Kaufman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF                7        SOLE VOTING POWER
SHARES                                     -0-
BENEFICIALLY        ------------------------------------------------------------
OWNED BY                 8        SHARED VOTING POWER
EACH                                 495,497 (1)(2)(3)
REPORTING           ------------------------------------------------------------
PERSON WITH              9        SOLE DISPOSITIVE POWER
                                      109,691 (3)
                    ------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
       495,497 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

(1) Includes 45,249 shares of the Common Stock, $.001 par value per share ("Common Stock"), of Vizacom Inc. (the "Company") issuable upon exercise of options granted to Vincent DiSpigno under various stock option plans of the Company, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. DiSpigno under various stock option plans of the Company which are not exercisable within the next 60 days, or 104,790 additional shares of Common Stock the Company may issue to Mr. DiSpigno, subject to stockholder approval, in connection with a purchase price adjustment under the Agreement and Plan of Merger (the "PWR Merger Agreement"), dated as of February 28, 2000, among the Company, PC Workstation Rentals, Inc. d/b/a PWR Systems, a New York corporation, and Vincent DiSpigno and David N. Salav, as amended to date. Also includes 45,249 shares of Common Stock issuable upon exercise of options granted to David N. Salav under various stock option plans, and which are exercisable in the next 60 days. Does not include 78,251 shares of Common Stock issuable upon exercise of options granted to Mr. Salav under various stock option plans which are not exercisable within the next 60 days, or 104,790 additional shares of Common Stock the Company may issue to Mr. Salav, subject to stockholder approval, in connection with the purchase price adjustment under the PWR Merger Agreement.

(2) Includes 192,903 shares beneficially owned by Vincent DiSpigno, and 192,903 shares beneficially owned by David N. Salav, that are subject to the Voting Agreement, dated November 19, 2001 among the Company, Vincent DiSpigno, David N. Salav and Neil M. Kaufman, attached as Exhibit A. The reporting person may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting person is a beneficial owner of such shares.

(3) Includes 104,014 shares of Common Stock issuable upon exercise of options granted to Neil M. Kaufman under various stock option plans, and which are exercisable in the next 60 days. Does not include options to purchase 158,740 shares of Common Stock granted to Mr. Kaufman under various stock option plans which are not exercisable within the next 60 days.

ITEM 1.   SECURITY AND ISSUER.

     The class of securities to which this statement on Schedule 13D relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Vizacom Inc. (the "Company"), a Delaware corporation, having its principal executive offices located at 3512 Veterans Memorial Highway, Bohemia, New York 11716.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Vincent DiSpigno, David N. Salav and Neil M. Kaufman (the "Reporting Persons").

     (b) The business address of Vincent DiSpigno and David N. Salav is c/o PWR Systems, Inc., 3512 Veterans Memorial Highway, Bohemia, New York 11716. The business address of Neil M. Kaufman is c/o Kaufman & Moomjian, LLC, 50 Charles Lindbergh Boulevard, Mitchel Field, New York 11553.

     (c) Vincent DiSpigno is the President of the Company and a member of the Board of Directors.

     David N. Salav is a Vice President of the Company and a member of the Board of Directors.

     Neil M. Kaufman is the Chairman of the Board and the Secretary of the Company, and a member of the Board of Directors. Mr. Kaufman is also a member of Kaufman & Moomjian, LLC, the Company's corporate counsel.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a United States citizen.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Company did not pay any additional compensation to any of the Reporting Persons in connection with the execution of the Voting Agreement, which is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

     The Company has executed an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 19, 2001, by and among the Company, SpaceLogix Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and SpaceLogix, Inc., a Delaware corporation ("SpaceLogix"), pursuant to which SpaceLogix has agreed to merge with and into Merger Sub (the "Merger"). In connection with the Merger, the Company has agreed to issue to the shareholders of SpaceLogix 1,950,000 shares of the Common Stock, and warrants or options to purchase approximately 625,000 shares of Common Stock, for which it is seeking stockholder approval. Pursuant to the Merger Agreement, as of the effectiveness of the Merger, or as soon as practicable thereafter, the Company is also required to grant options under its stock option plans to purchase at least 400,000 shares of the Company's Common Stock to key officers and directors of the Company and its subsidiaries, subject to approval by the management of SpaceLogix. Pursuant to the terms of the Merger Agreement, the Company has requested the Reporting Persons to agree to vote in favor of such issuances. The Reporting Persons have entered into a Voting Agreement, dated November 19, 2001 (the "Voting Agreement"), pursuant to which they have agreed to vote, at all meetings of the stockholders of the Company however called at any time, and in all actions by written consent of the stockholders of the Company at any time, all voting securities of the Company (whether now owned or hereafter acquired) which each such party owns beneficially or of record (within the meaning of Rule 13(d)(3) promulgated under the Securities Exchange Act of 1934) in favor of the issuance of the Common Stock, including Common Stock underlying options and warrants, to the stockholders of SpaceLogix contemplated by the Merger Agreement.

     Pursuant to the Merger Agreement, the Board of Directors of the Company is required to take all actions necessary to cause the Board of Directors of the Company, immediately after the effectiveness of the Merger, to include one member appointed by SpaceLogix of a six member Board of Directors of the Company. In addition, the Board of Directors of the Company is required to appoint one additional independent director reasonably acceptable to SpaceLogix who will also qualify for the Audit Committee of the Board of Directors. Further, upon the effectiveness of the Merger, the Company will hire and appoint Paul Block, who was formerly a consultant to SpaceLogix, to the position of Executive Vice President - Marketing and Administration of the Company.

     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

     The descriptions contained in this Item 4 of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the full text of the Voting Agreement and Merger Agreement, respectively, which are incorporated herein by reference and filed as Exhibits A and B hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     A. Vincent DiSpigno

     (a) Aggregate number of shares of Common Stock beneficially owned:  495,497
         Percentage: 17.6%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote:  495,497
         3. Sole power to dispose or to direct the  disposition: 192,903
         4. Shared power to dispose or to direct the disposition: -0-

     (c) Other than (i) as reported in Items 2 through 4 above, and (ii) the grant by the Company to Vincent DiSpigno of options to purchase 100,000 shares of the Company's Common Stock, at an exercise price of $0.92 per share, of which options to purchase 33,333 shares are immediately exercisable, and 33,333 shall become exercisable on the first and second anniversaries of the date of grant, there were no transactions by Vincent DiSpigno during the past sixty (60) days.

     (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     B. David N. Salav

     (a) Aggregate number of shares of Common Stock beneficially owned:  495,497
         Percentage: 17.6%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 495,497
         3.  Sole power to dispose or to direct the disposition: 192,903
         4.  Shared power to dispose or to direct the disposition: -0-

     (c) Other than (i) as reported in Items 2 through 4 above, and (ii) the grant by the Company to David N. Salav of options to purchase 100,000 shares of the Company's Common Stock, at an exercise price of $0.92 per share, of which options to purchase 33,333 shares are immediately exercisable, and 33,333 shall become exercisable on the first and second anniversaries of the date of grant, there were no transactions by David N. Salav during the past sixty (60) days.

     (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     C. Neil M. Kaufman

     (a) Aggregate number of shares of Common Stock beneficially owned:  495,497
         Percentage: 17.6%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 495,497
         3.  Sole power to dispose or to direct the disposition: 109,691
         4.  Shared power to dispose or to direct the disposition: -0-

     (c) Other than (i) as reported in Items 2 through 4 above, and (ii) the grant by the Company to Neil M. Kaufman of options to purchase 220,000 shares of the Company's Common Stock, at an exercise price of $0.92 per share, of which options to purchase 73,333 shares are immediately exercisable, and 73,333 shall become exercisable on the first and second anniversaries of the date of grant, there were no transactions by Neil M. Kaufman during the past sixty (60) days.

     (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 with respect to the Voting Agreement and Merger Agreement. Copies of the Voting Agreement and Merger Agreement are attached hereto as Exhibits A and B, respectively.

     Vincent DiSpigno disclaims beneficial ownership of 302,594 shares of Common Stock of the Company deemed to be beneficially owned by him solely by virtue of his relationship with David N. Salav and Neil M. Kaufman. David N. Salav disclaims beneficial ownership of the 302,594 shares of Common Stock of the Company deemed to be beneficially owned by him solely by virtue of his relationship with Vincent DiSpigno and Neil M. Kaufman. Neil M. Kaufman disclaims beneficial ownership of the 385,806 shares of Common Stock of the Company deemed to be beneficially owned by him solely by virtue of his relationship with Vincent DiSpigno and David N. Salav.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and/or any other person with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A. Voting Agreement, dated as of November 19, 2001, by and among Vincent DiSpigno, David N. Salav, Neil M. Kaufman and Vizacom Inc.

     B. Agreement and Plan of Merger, dated as of November 19, 2001, by and among Vizacom Inc., SpaceLogix, Inc. and SpaceLogix Acquisition Corp.

     C. Joint Filing Agreement, dated as of November 29, 2001, by and among Vincent DiSpigno, David N. Salav and Neil M. Kaufman.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 29, 2001


                                               /s/ Vincent DiSpigno
                                               ---------------------------------
                                                      Vincent DiSpigno



                                               /s/ David N. Salav
                                               ---------------------------------
                                                       David N. Salav



                                               /s/ Neil M. Kaufman
                                               ---------------------------------
                                                       Neil M. Kaufman

                                  EXHIBIT INDEX

     A. Voting Agreement, dated as of November 19, 2001, by and among Vincent DiSpigno, David N. Salav, Neil M. Kaufman and Vizacom Inc.

     B. Agreement and Plan of Merger, dated as of November 19, 2001, by and among Vizacom Inc., SpaceLogix, Inc. and SpaceLogix Acquisition Corp.

     C. Joint Filing Agreement, dated as of November 29, 2001, by and among Vincent DiSpigno, David N. Salav and Neil M. Kaufman.

                                    EXHIBIT A

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT ("Agreement"), dated this 19th day of November, 2001, by and among NEIL M. KAUFMAN, with an office at 50 Charles Lindbergh Boulevard, Suite 206, Mitchel Field, New York 11553, VINCENT DISPIGNO, with an office at 3512 Veterans Memorial Highway, Bohemia, New York 11716, DAVID N. SALAV, with an office at 3512 Veterans Memorial Highway, Bohemia, New York 11716 (each a "Party" and collectively, the "Parties") and Vizacom Inc., a Delaware corporation with offices at 3512 Veterans Memorial Highway, Bohemia, New York 11716.

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, Vizacom Inc., a Delaware corporation (the "Company") has executed an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 19, 2001, by and among the Company, SpaceLogix Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and SpaceLogix, Inc., a Delaware corporation ("Seller"), pursuant to which Seller has agreed to merge with and into Merger Sub (the "Merger");

     WHEREAS, in connection with the Merger, the Company has agreed to issue to the shareholders of Seller shares of the Company's common stock, par value $.001 per share (the "Common Stock"), and warrants or options to purchase Common Stock;

     WHEREAS, the Company intends to seek the approval of its shareholders in connection with such issuance;

     WHEREAS, pursuant to Section 5.1 of the Merger Agreement, the Company has requested the Parties to agree to vote in favor of such issuance; and

     WHEREAS, the Parties believe that it is in their mutual best interests to vote their shares of Common Stock in favor of such issuance.

     NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

     1. Voting. Each Party hereby covenants and agrees to vote, at all meetings of the stockholders of the Company however called at any time, and in all actions by written consent of the stockholders of the Company at any time, all voting securities of the Company (whether now owned or hereafter acquired) which each such Party owns beneficially or of record (within the meaning of Rule 13(d)(3) promulgated under the Securities Exchange Act of 1934) in favor of the issuance of the Common Stock, including Common Stock underlying options and warrants, to the stockholders of Seller contemplated by the Merger Agreement.

     2. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with and shall be governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws or the actual domiciles of the Parties.

     3. Binding Effect. This Agreement shall bind and inure to the benefit of the Parties, their successors and assigns.

     4. Notices. All notices, requests, demands and other communications which are required to be or which may be given under this Agreement shall be in writing and shall be deemed to have been duly given when: (a) transmitted by facsimile transmission electronically confirmed for receipt, (b) delivered by hand against written receipt therefor, (c) received after dispatch by Express Mail, Federal Express, other overnight delivery service or by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the party to whom the same is so given or made, at the following addresses (or such other address as shall be provided by notice in accordance with this Section 4):

          (a)  If to Neil M. Kaufman, to:

               c/o Kaufman & Moomjian, LLC
               50 Charles Lindbergh Blvd., Suite 206
               Mitchel Field, New York 11553
               Attention: Neil M. Kaufman, Esq.
               Facsimile: (516) 222-5110

          (b)  If to Vincent DiSpigno, to:

               c/o Vizacom Inc.
               3512 Veterans Memorial Highway
               Bohemia, New York 11716
               Attention: Vincent DiSpigno
               Facsimile: (631) 580-5489

          (c)  If to David N. Salav, to:

               c/o Vizacom Inc.
               3512 Veterans Memorial Highway
               Bohemia, New York 11716
               Attention: David N. Salav
               Facsimile: (631) 580-5489

     5. Headings. The headings in this Agreement are for purposes of reference only and shall not be considered in construing this Agreement.

     6. Counterparts. This Agreement may be executed in counterparts, all of which shall be deemed to be duplicate originals.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

                                   VIZACOM INC.


                                   By:       /s/ Vincent DiSpigno
                                       -------------------------------
                                       Name:  Vincent DiSpigno
                                       Title: President

                                             /s/ Neil M. Kaufman
                                       -------------------------------
                                       Neil M. Kaufman

                                             /s/ Vincent DiSpigno
                                       ---------------------------------
                                       Vincent DiSpigno

                                            /s/ David N. Salav
                                       -------------------------------
                                       David N. Salav

                                    EXHIBIT B

                          AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER (the "Agreement"), made and entered into as of November 19, 2001, among Vizacom Inc., a Delaware corporation ("Buyer"), SpaceLogix Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), and SpaceLogix, Inc., a Delaware corporation ("Seller").

                                    RECITALS

         A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), Buyer and Seller will enter into a business combination transaction pursuant to which Seller will merge with and into Merger Sub (the "Merger").

         B. The Board of Directors of Buyer has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Buyer and fair to, and in the best interests of, Buyer and its stockholders,
(ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended the approval of this Agreement to the stockholders of Buyer.

         C. The Board of Directors of Seller has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Seller and fair to, and in the best interests of, Seller and its stockholders,
(ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended the approval of this Agreement to the stockholders of Seller.

         D. Buyer and Merger Sub, on the one hand, and Seller on the other hand, desire to make certain representations and warranties and other agreements in connection with the Merger.

         E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW,   THEREFORE,   in  consideration   of  the  covenants,   premises  and
representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I
                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Seller shall be merged with and into Merger Sub, the separate corporate existence of Seller shall cease and Merger Sub shall continue as the surviving corporation. Merger Sub as the surviving corporation after the Merger is consummated is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as hereinafter in this Section defined). The closing of the Merger (the "Closing") shall take place at the offices of Kaufman & Moomjian, LLC, 50 Charles Lindbergh Boulevard
- Suite 206, Mitchel Field, New York 11553, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Seller and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Seller and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.
          -----------------------------------

          (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "SpaceLogix, Inc."

          (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such Bylaws.

     1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve in such capacity until their respective successors are duly elected and qualified. The officers of Merger

Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, to serve in such capacity at the pleasure of the Board of Directors of the Surviving Corporation and until their successors are duly appointed and qualified. Immediately following the Effective Time, the officers and directors of the Surviving Corporation shall be as set forth in Schedule 1.5 hereto.

     1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Seller or the holders of any of the following securities:

          (a) Conversion of Seller Common Stock. Each share of common stock, par value $.01 per share, of Seller (the "Seller Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled pursuant to Section 1.6(d) and any Dissenting Shares (as defined in and to the extent provided in Section 1.7(a)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(h) and (i)) into the right to receive 1.3210 shares of common stock, par value $.001 per share, of Buyer (the "Buyer Common Stock") and warrants to purchase .2735 shares of Buyer Common Stock in the form of Exhibit A hereto (the "Exchange Ratio") upon surrender of the certificate representing such share of Seller Common Stock as provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

          (b) Conversion of Seller Series A Preferred Stock. Each share of Series A preferred stock, par value $.01 per share, of Seller (the "Seller Series A Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Series A Preferred Stock to be canceled pursuant to Section 1.6(d) and any Dissenting Shares (as defined in and to the extent provided in Section 1.7(a)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(h) and (i)) into the right to receive .5377 shares of Buyer Common Stock (the "Series A Preferred Exchange Ratio") upon surrender of the certificate representing such share of Seller Series A Preferred Stock as provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

          (c) Conversion of Seller Series B Preferred Stock. Each share of Series B preferred stock, par value $.01 per share, of Seller (the "Seller Series B Preferred Stock" and collectively with the Seller Series A Preferred Stock and Seller Common Stock, the "Seller Capital Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Series B Preferred Stock to be canceled pursuant to Section 1.6(d) and any Dissenting Shares (as defined in and to the extent provided in Section 1.7(a)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(h) and (i)) into the right to receive .5377 shares of Buyer Common Stock (the "Series B Preferred Exchange Ratio") upon surrender of the certificate representing such share of Seller Series B Preferred Stock as provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

          (d) Cancellation of Buyer-Owned Stock. Each share of Seller Capital Stock held in the treasury of Seller or owned by Merger Sub, Buyer or any direct or indirect wholly owned subsidiary of Seller or Buyer immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (e)  Cancellation of Seller Stock Options.
               -------------------------------------

               (i) On or prior to the Effective Time, all options ("Seller Stock Options") to purchase shares of Seller Common Stock issued pursuant to Seller's 2001 Stock Plan (the "Stock Plan") shall be canceled with the consent of the holder of each such Seller Stock Option, and the Stock Plan shall be terminated. Seller shall take all actions necessary to cause all of such Seller Stock Options to be so canceled and shall deliver to Buyer at Closing evidence of the consent of each such holder to such cancellation.

               (ii) As of the Effective Time, Buyer shall grant options under its stock option plans to purchase an aggregate of 156,817 shares of Buyer Common Stock at a per share exercise price equal to 110% of the closing price of the Buyer Common Stock on the Nasdaq SmallCap Market, or such other securities exchange or quotation system which is the principal trading market for the Buyer Common Stock on the day prior to Closing, to the former employees of Seller listed on Schedule 1.6(e), upon the terms and subject to the conditions contained in Buyer's stock option plan pursuant to which such options are issued and Buyer's standard form of stock option agreement, except as set forth in Schedule 1.6(e).

          (f) Conversion of Seller Warrants. At the Effective Time, each outstanding warrant to purchase shares of Seller Common Stock (each a "Seller Warrant"), whether or not exercisable, will be assumed by Buyer. Each Seller Warrant so assumed by Buyer under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Seller Warrant immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each Seller Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Buyer Common Stock equal to the product of the number of shares of Seller Common Stock that were issuable upon exercise of such Seller Warrant immediately prior to the Effective Time multiplied by 1.5945 (the "Warrant Exchange Ratio"), rounded down to the nearest whole number of shares of Buyer Common Stock, and (ii) the per share exercise price for the shares of Buyer Common Stock issuable upon exercise of such assumed Seller Warrant will be equal to 110% of the closing price of the Buyer Common Stock on the Nasdaq SmallCap Market, or such other securities exchange or quotation system which is the principal trading market for the Buyer Common Stock on the day prior to Closing. After the Effective Time, Buyer will issue to each holder of an outstanding Seller Warrant a notice describing the foregoing assumption of such Seller Warrant by Buyer.

          (g) Capital Stock of Merger Sub. Each share of common stock, per value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (h) Adjustments to Exchange Ratio. Each of the Exchange Ratio,
Series A Preferred Exchange Ratio, Series B Preferred Exchange Ratio and Warrant Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into either Buyer Common Stock or Seller Capital Stock), reorganization, recapitalization or other like change with respect to Buyer Common Stock or Seller Capital Stock occurring on or after the date hereof and prior to the Effective Time, except in connection with any dividend of up to 400,000 shares of Buyer Common Stock by Seller to its shareholders. Further, in the event that the issuance of an aggregate 209,580 shares of Buyer Common Stock to Vincent DiSpigno and David N. Salav is not approved by the stockholders of Buyer, the Exchange Ratio, Series A Preferred Exchange Ratio, Series B Preferred Exchange Ratio and Warrant Exchange Ratio shall be adjusted downward proportionately such that 209,580 less shares of Buyer Common Stock (assuming the Seller Stock Options and Seller Warrants assumed by Buyer are fully exercised) are issued to the stockholders, option holders and warrant holders of Seller.

          (i) Fractional Shares. No fraction of a share of Buyer Common Stock will be issued by virtue of the Merger, but, in lieu thereof, each holder of shares of Seller Capital Stock who would otherwise be entitled to a fraction of a share of Buyer Common Stock (after aggregating all fractional shares of Buyer Common Stock to be received by such holder), shall receive from Buyer an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of the Buyer Common Stock on the Nasdaq SmallCap Market, or such other securities exchange or quotation system which is the principal trading market for the Buyer Common Stock on the day prior to Closing.

     1.7  Dissenting Shares.
          ------------------

          (a) Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Seller Capital Stock who has demanded and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares") shall not be converted into or represent a right to receive Buyer Common Stock pursuant to Sections 1.6(a), (b) or (c), as the case may be, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

          (b) Notwithstanding the foregoing, if any holder of shares of Seler Capital Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw the right to appraisal, then, as of the later of the Effective Time or the occurrence of such effective withdrawal, such holder's shares shall automatically be converted into and represent only the right to receive Buyer Common Stock at the applicable exchange ratio specified in Sections 1.6(a) - (c), without interest thereon, upon surrender of the certificate representing such shares.

          (c) Seller shall give Buyer (i) prompt notice of any written demands for appraisal of any shares of Seller Capital Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by Seller which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under Delaware Law. Seller shall not, except with the prior written consent of Buyer or as may be required by applicable law, voluntarily make any payment with respect to any demands for appraisal of Seller Capital Stock or offer to settle or settle any such demands.

     1.8  Exchange of Certificates.
          -------------------------

          (a) Exchange Procedures. At the Closing, Buyer shall give irrevocable instructions to American Stock Transfer & Trust Company, subject to surrender for cancellation of certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Seller Capital Stock, to issue to the stockholders of Seller, subject to deposit into escrow pursuant to Section 1.13 hereof, certificates representing that number of whole shares of Buyer Common Stock determined pursuant to Section 1.6(a), (b) or
(c), as the case may be, a check representing cash in lieu of any fractional shares pursuant to Section 1.6(i), and any dividends or distributions payable pursuant to Section 1.8(b) to which the stockholders of Seller may be entitled. Until surrendered as contemplated by this Section 1.8(a), each certificate representing shares of Seller Capital Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing Buyer Common Stock and cash in lieu of any fractional shares. Upon surrender of the certificate(s) representing shares of Seller Capital Stock by a stockholder of Seller for cancellation, such stockholder shall receive the Buyer Common Stock issuable in the Merger to which such stockholder is entitled, less the Buyer Common Stock to be placed in escrow pursuant to Section 1.13, if applicable, with respect to such stockholder.

          (b) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Buyer Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder thereof, without interest, the amount of dividends or other distributions with a record date after the Effective Time payable with respect to the number of whole shares of Buyer Common Stock to which such record holder is entitled.

          (c) Transfers of Ownership. If any certificate for shares of Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Buyer or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Buyer or any agent designated by it that such tax has been paid or is not payable.

          (d) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Buyer, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Buyer Common Stock or Seller Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.9 No Further Ownership Rights in Seller Capital Stock. All shares of Buyer Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(i) and 1.8(b)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Capital Stock and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Seller Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Buyer shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, together with an agreement of indemnity, such whole number of shares of Buyer Common Stock into which the shares of Seller Capital Stock evidenced thereby shall have been converted, cash for fractional shares, if any, as may be required pursuant to Section 1.6(i) and any dividends or distributions payable pursuant to Section 1.8(b); provided, however, that Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Buyer with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.11 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall constitute a tax-free reorganization within the meaning of
Section 368(a)(i)(A) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Seller and Merger Sub, the officers and directors of Seller and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

     1.13 Escrow. Seller shall cause certain of its stockholders to deposit (or cause to be deposited) at Closing with Borstein & Sheinbaum, as escrow agent (the "Escrow Agent"), under the Escrow Agreement (the "Escrow Agreement") among the Escrow Agent, Buyer, Trautman Wasserman Holding Company, Inc., and each such stockholder, in the form attached hereto as Exhibit B, certificates representing 750,000 shares of the Buyer Common Stock in the aggregate, to be held and released by the Escrow Agent pursuant to and in accordance with the terms and conditions of the Escrow Agreement.

     1.14 Restricted Stock. All unvested shares of Seller Common Stock and shares of Seller Common Stock subject to first refusal and/or repurchase rights of the Seller existing at the Effective Time shall be converted into Buyer Common Stock pursuant to Section 1.6(a) and shall continue to, as applicable, vest on the same terms and conditions, and/or be subject to identical first refusal or repurchase rights of Buyer, as provided under the stock plan and/or restricted stock agreement pursuant to which such shares of Seller Common Stock were issued.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Buyer and Merger Sub, subject to the exceptions disclosed in writing in the disclosure schedules attached hereto supplied by Seller to Buyer and Merger Sub (the disclosures contained on any schedule or subsection of a schedule being deemed a disclosure under all other applicable schedules or subsections of schedules), as follows:

     2.1 Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on Seller. Except as set forth in Schedule 2.1, Seller does not own, of record or beneficially, any direct or indirect equity or other interest in any entity or any right (contingent or otherwise) to acquire any equity interest in any business or entity. Seller has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of Seller, each as amended to date, to counsel for Buyer. When used in connection with Seller, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition, results of operations or prospects of Seller.

     2.2 Seller Capital Structure. The authorized capital stock of Seller consists of 5,000,000 shares of Seller Common Stock and 3,000,000 shares of Seller Preferred Stock, of which 1,500,000 shares have been designated as Series A Preferred Stock and 1,000,000 shares have been designated as Series B Preferred Stock. As of the date of this Agreement, there were issued and outstanding 925,428 shares of Seller Common Stock and 903,000 shares of Seller Series A Preferred Stock. Seller intends to issue no more than 450,000 shares of Seller Series B Preferred Stock on or prior to the Effective Date. All outstanding shares of Seller Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, to the knowledge of Seller, are held by the stockholders of Seller, free and clear of any Encumbrances (as hereinafter defined), and are not subject to preemptive rights created by statute, the Certificate of

Incorporation or Bylaws of Seller or any agreement or document to which Seller is a party or by which it is bound. Schedule 2.2 lists each outstanding option or warrant to acquire shares of the Seller Capital Stock as of the date of this Agreement, the name of the holder of such option or warrant, the number of shares subject to such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and the extent of such acceleration, if any. All shares of Seller Capital Stock subject to issuance upon exercise of the options or warrants listed on Schedule 2.2, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which such shares are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

     2.3 Obligations With Respect to Seller Capital Stock. Except as set forth in Section 2.2, there are no equity securities of any class of Seller, or any securities exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in
Section 2.2, Schedule 2.2 or Schedule 2.3, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of Seller Capital Stock, or obligating Seller to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Seller, there are no voting trusts, proxies or other agreements or understandings, with respect to any equity security of any class of Seller.

     2.4  Authority.
          ----------

          (a) Seller has all requisite corporate power and authority to enter into this Agreement and the other documents to be executed by Seller in connection herewith (the "Seller Ancillary Agreements") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors of Seller. This Agreement has been, and the Seller Ancillary Agreements at the Closing shall be, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer and Merger Sub, constitute the valid and binding obligation of Seller, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller does not, and the performance of this Agreement and the Seller Ancillary Agreements by Seller will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Seller, (ii) subject to the compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Seller or by which its properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Seller's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Seller pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller is a party or by which Seller or its properties is bound or affected except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Seller. Schedule
2.4 lists all consents, waivers and approvals under any of Seller's agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the Seller Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

     2.5 Seller Financial Statements. The audited financial statements of Seller (including any related notes thereto) delivered by Seller to Buyer and attached hereto on Schedule 2.5 (the "Seller Financials"), were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of Seller as at the respective dates thereof and the results of its operations and cash flows for the periods indicated. Except as disclosed in the Seller Financials or Schedule 2.5, Seller does not have any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements which are, individually or in the aggregate, material to the business, results of operations or financial condition of Seller, except liabilities incurred since the date of the Balance Sheet of Seller contained in the Seller Financials in the ordinary course of business consistent with past practices.

     2.6 Absence of Certain Changes or Events. Except as set forth in Schedule 2.6, since April 26, 2001, the date of Seller's incorporation, Seller has carried on its businesses in the ordinary course and in all material respects consistent with past practice. Except as set forth in Schedule 2.6, since April 26, 2001, Seller has not:

          (a) incurred any obligation or liability (whether absolute, accrued, contingent or otherwise), except pursuant to the terms of this Agreement or except in the ordinary course of business and consistent with past practice;

          (b) suffered any damage, destruction or loss, whether or not covered by insurance, affecting its properties, assets or business, to the extent that the same exceeds $10,000 individually or $25,000 in the aggregate;

          (c) mortgaged, pledged or subjected to any lien, charge or other Encumbrance any of its assets, tangible or intangible, except in the ordinary course of business and consistent with past practice;

          (d) sold or transferred any of its assets, except in the ordinary course of business and consistent with past practice, or canceled or compromised any material debts or waived any claims or rights of a material nature;

          (e) leased, licensed or granted to any person or entity any rights in any of its assets or properties outside the ordinary course of business and inconsistent with past practice;

          (f) experienced any material adverse change in its financial condition, results of operations, cash flows, assets, liabilities, business, operations or prospects;

          (g) made any change in any accounting principle or practice or in its method of applying any such principle or practice;

          (h) issued any additional shares of Seller Capital Stock or any options, warrants or other rights to purchase, or any securities convertible into or exchangeable for, shares of Seller Capital Stock;

          (i) declared or paid any dividends on or made any other distributions (however characterized) in respect of shares of Seller Capital Stock;

          (j) repurchased or redeemed any shares of Seller Capital Stock;

          (k) granted any general or specific increase in the salary, commission rate or other compensation (including, without limitation, bonuses, profit sharing or deferred compensation) payable or to become payable to any of its employees or agents, except as required under existing contractual obligations of Seller, or adopted any Seller Benefit Plan (as that term is hereinafter defined), or increased, augmented or improved the benefits granted to or for the benefit of any Seller Employee (as that term is hereinafter defined) under any Seller Benefit Plan; or

          (l) entered into any agreement to do any of the foregoing.

     2.7  Taxes.
          ------

          (a) Except as set forth in Schedule 2.7, all returns and reports relating to Taxes (as hereinafter defined) which are required to be filed with respect to Seller on or before the date hereof or which will be required to be filed on or before the Closing Date have been, or will be, duly and timely filed and all such returns and reports are, or will be, complete and correct in all material respects. Except as set forth in Schedule 2.7, all Taxes, assessments, fees and other governmental charges imposed on or with respect to Seller which have become due and payable on or before the Closing Date have been, or will be prior to the Closing Date, paid in a timely manner by Seller, or shall be accrued for in the Seller Financials or in the books of Seller. Except as set forth in Schedule 2.7 hereto, there are no actions or proceedings currently pending or, to the knowledge of Seller, threatened against Seller by any Governmental Entity for the assessment or collection of Taxes, no claim for the assessment or collection of Taxes has been asserted or, to the knowledge of Seller, threatened, against Seller, and there are no matters under discussion by Seller with any Governmental Entity regarding claims for the assessment or collection of Taxes against Seller. Except as set forth in Schedule 2.7, there are no agreements, waivers or applications by Seller for an extension of time for the assessment or payment of any Taxes. There are no Tax liens on any of the assets of Seller (other than any lien for current Taxes not yet due and payable). No claim has ever been made by any Governmental Entity in a jurisdiction where Seller does not file Tax returns or reports that it is or may be subject to taxation by that jurisdiction. Seller is not a party to any Tax allocation or sharing agreement. Seller is not and has never been a member of an affiliated group of corporations filing a consolidated U.S. Income Tax return and is not liable, as a transferee or successor (by contract or otherwise), for the Taxes of any corporation that previously was a member of such an affiliated group.

          (b) For purposes of this Agreement, the terms "Tax" and "Taxes" shall mean and include any and all foreign, national, Federal, state, local or other income, franchise, sales, gross receipts, use, value added, goods and services, withholding, employment, payroll, social security, unemployment, real and personal property, stamp duty, customs duty and intangibles tax and all other taxes of any nature, deficiencies, fees, assessments, interest, penalties or any other governmental charges, duties, impositions and liabilities of whatever nature, including, without limitation, any installment payment for taxes and contributions or other amounts determined with respect to compensation paid to directors, officers, employees or independent contractors, from time to time imposed by or required to be paid to any governmental authority (including penalties and additions to taxes thereon, penalties for failure to file a return or report and interest on any of the foregoing).

          (c) Seller has not, with regard to any assets or property held, acquired or to be acquired by Seller, filed a consent to the application of
Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code").

          (d) Seller does not conduct any operations or sales which have been or are required to be reported to the Internal Revenue Service (the "IRS") under the provisions of Section 999 of the Code.

     2.8  Intellectual Property.
          ----------------------

          (a) To the knowledge of Seller, Seller owns, or has the right to use, sell or license all patents, trademarks, trade names, service marks, copyrights and other intellectual property necessary or required for the conduct of its business as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "Seller IP Rights"), except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a Material Adverse Effect on Seller.

          (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Seller IP Rights (the "Seller IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Seller IP Rights or impair the right of Seller, the Surviving Corporation or Buyer to use, sell or license any Seller IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Seller.

          (c) To the knowledge of Seller, (i) neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Seller violates any license or agreement between Seller and any third party or infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of Seller, threatened, claim, arbitration or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Seller IP Rights, nor has Seller received any written notice asserting that any Seller IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and (ii), for any violations, infringements, claims or litigation that would not reasonably be expected to have a Material Adverse Effect on Seller.

          (d) Seller has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Seller IP Rights.

     2.9  Compliance; Permits; Restrictions.
          ----------------------------------

          (a) Seller is not in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Seller or by which its properties are bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller is a party or by which Seller or its properties are bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on Seller. No investigation or review by any Governmental Entity is pending or, to the knowledge of Seller, threatened against Seller, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not reasonably be expected to have a Material Adverse Effect on Seller.

          (b) Seller holds all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Seller (collectively, the "Seller Permits"). Seller is in compliance with the terms of all Seller Permits, except where the failure to hold the same or to so comply would not reasonably be expected to have a Material Adverse Effect on Seller.

     2.10 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Seller has received any notice of assertion, nor, to the knowledge of Seller, is there a threat of an action, suit, proceeding, claim, arbitration or investigation against Seller which would reasonably be expected to have a Material Adverse Effect on Seller, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     2.11 Brokers' and Finders' Fees. Seller has not incurred, nor will it or they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.12 Employees; Employee Benefits.
          -----------------------------

          (a) Schedule 2.12 sets forth the names of all employees of Seller as of the date of this Agreement (the "Seller Employees") and, with respect to each Seller Employee, such Seller Employee's job title and the date of commencement of employment of such Seller Employee. Seller has accrued on its books and records all obligations for salaries, vacations, benefits and other compensation with respect to its Seller Employees and any of its Former Seller Employees (as defined below), to the extent required by GAAP, including, but not limited to, severance, bonuses, incentive and deferred compensation, and all commissions and other fees payable to salespeople, sales representatives and other agents. Seller does not currently offer, and has never offered, retiree health and insurance benefits to Seller Employees and Former Seller Employees, and Seller does not have any liabilities (contingent or otherwise) with respect thereto. Except as set forth in Schedule 2.12, there are no outstanding loans from Seller to any Seller Employee or any other third party. Complete and correct copies of all written agreements with or concerning Seller Employees, including, without limitation, union and collective bargaining agreements, and all employment policies, and all amendments and supplements thereto, have been delivered to Buyer, and a list of all such agreements and policies is set forth in Schedule 2.12. None of the Seller Employees has, to the knowledge of Seller, indicated a desire to terminate his or her employment other than at normal retirement age, or any intention to terminate his or her employment in connection with the transactions contemplated by this Agreement. Except as set forth in Schedule 2.12, since its formation, Seller has not, except in the ordinary course of business and consistent with past practice, (i) increased the salary or other compensation payable or to become payable to or for the benefit of any of the Seller Employees, (ii) provided any of the Seller Employees with any increased security or tenure of employment, (iii) increased the amounts payable to any of the Seller Employees upon the termination of any such person's employment or (iv) adopted, increased, augmented or improved benefits granted to or for the benefit of any of the Seller Employees under any Seller Benefit Plan.

          (b) Seller has complied at all times and in all material respects with all laws, statutes, rules and regulations applicable with respect to employees in each of the jurisdictions in which it operates and/or does business. Seller has complied in all material respects with Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family Medical Leave Act, the Fair Labor Standards Act, as amended, the National Labor Relations Act, and all applicable laws, statutes and regulations governing payment of minimum wages and overtime rates, labor standards, working conditions, the withholding and payment of Taxes or any other kind of governmental charge from compensation, terms and conditions of employment, workplace safety, workers' compensation, disability pay, social benefits whether or not imposed by a governmental program, discriminatory practices, including, without limitation, with respect to employment and discharge, or otherwise relating to the conduct of employers with respect to employees or potential employees (collectively, the "Employee Laws"), and there have been no claims made or, to the knowledge of Seller, threatened thereunder against Seller arising out of or relating to or alleging any violation of any of the foregoing. Seller has complied in all material respects with the employment eligibility verification form requirements under the Immigration and Naturalization Act, as amended ("INA"), with respect to Seller Employees, Seller has complied with the paperwork provisions and anti-discrimination provisions of the INA and Seller has obtained and maintained the employee records and I-9 forms with respect to the Seller Employees in proper order as required by law. Seller is not currently employing any Seller Employees who are not citizens of the United States or who are not authorized to work in the United States. There are no controversies, strikes, work stoppages, picketing, filed grievances, job actions, unfair labor practice charges, investigations, complaints, disputes or other proceedings pending or threatened between Seller and any of the Seller Employees or Former Seller Employees (as defined below); no labor union or other collective bargaining unit represents or has ever represented any of the Seller Employees in connection with their employment with Seller; Seller has no knowledge of any organizational effort by any labor union or other collective bargaining agent currently under way or threatened with respect to any Seller Employees; no negotiation with or consent of any labor union or other collective bargaining unit representing Seller Employees is required to consummate the transactions contemplated by this Agreement; and Seller has not incurred any liability under the Worker Adjustment Retraining Notification Act ("WARN") or similar state and local laws.

          (c) None of the Seller Employees are "leased employees" within the meaning of Section 414(n) of the Code. Schedule 2.12 sets forth a list of each defined benefit and defined contribution plan, stock ownership plan, executive compensation program or arrangement, bonus plan, incentive compensation plan or arrangement, deferred compensation agreement or arrangement, supplemental retirement plan or arrangement, vacation pay, sickness, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), medical or life insurance plan, providing benefits to any Seller Employee, retiree or Former Seller Employee or any of their dependents, survivors or beneficiaries, employee stock option or stock purchase plan, severance pay, termination or salary continuation plan,
Section 125 cafeteria plan, fringe benefit plan, and each other employee benefit plan, program or arrangement, including, without limitation, each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is maintained by Seller for the benefit of or relating to any of the Seller Employees or to any former employees of Seller (the "Former Seller Employees") or their dependents, survivors or beneficiaries, whether or not legally binding, and for which Seller could reasonably have any liabilities, all of which are herein referred to as the "Seller Benefit Plans." Except as set forth on Schedule 2.12(c), none of Buyer, Merger Sub, Surviving Corporation or Seller will incur any liability under any severance agreement, deferred compensation agreement, employment agreement, similar agreement or Seller Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement.

          (d) Each Seller Benefit Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) meets the requirements of
Section 401(a) of the Code; the trust, if any, forming part of such plan is exempt from U.S. Federal income Tax under Section 501(a) of the Code; a favorable determination letter has been issued by the IRS after January 1,

1994 with respect to each plan and trust and each amendment thereto; and since the date of such determination letter there are no circumstances which are likely to adversely affect the qualification of such plan. No Seller Benefit Plan is a "voluntary employees beneficiary association" (within the meaning of Section 501(c)(9) of the Code) and there have been no other "welfare benefit funds" relating to Seller Employees or Former Seller Employees within the meaning of Section 419 of the Code. No event or condition exists with respect to any Seller Benefit Plan that could subject Seller to any Tax under Section 4980B of the Code or, for plan years beginning before January 1, 1989, Section 162(k) of the Code. With respect to each Seller Benefit Plan, Seller has heretofore delivered to Buyer complete and correct copies of the following documents, where applicable: (i) the most recent annual report (Form 5500 series), together with schedules, as required, filed with the IRS, and any financial statements and opinions required by Section 103(a)(3) of ERISA, (ii) the most recent determination letter issued by the IRS, (iii) the most recent summary plan description and all modifications, (iv) the text of the Seller Benefit Plan and of any trust, insurance or annuity contracts maintained in connection therewith,
(v) the most recent actuarial report, if any, relating to the Seller Benefit Plan and (vi) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefit plan.

          (e) Except as set forth on Schedule 2.12, neither Seller nor any corporation or other trade or business under common control with Seller (as determined pursuant to Section 414(b) or (c) of the Code) (a "Common Control Entity") maintains or contributes to or in any way directly or indirectly has any liability (whether contingent or otherwise) with respect to, any "multiemployer plan," within the meaning of Section 3(37) or 4001(a)(3) of ERISA, or any other employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code; no Seller Benefit Plan or of any Common Control Entity is subject to Title IV of ERISA. No contingent or other liability with respect to which Seller has or could have any liability exists under Title IV of ERISA to the Pension Benefit Guaranty Corporation (the "PBGC") or to any Seller Benefit Plan; and no assets of the Seller are subject to a lien under Sections 4064 or 4068 of ERISA. Except as set forth on in Schedule 2.12, all contributions required to be made to or with respect to each Seller Benefit Plan with respect to the service of Seller Employees or Former Seller Employees prior to the date hereof have been made or have been accrued for in the books and records of Seller for all periods through the date hereof. Seller does not have any obligation to provide post-retirement medical or other benefits to Seller Employees or Former Seller Employees or their survivors, dependents and beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state medical benefits continuation law and Seller may terminate any such post-retirement medical or other benefits upon thirty (30) days' notice or less without any liability therefor.

          (f) None of the Seller Benefit Plans has been subject to a "reportable event," within the meaning of Section 4043 of ERISA (whether or not waived), within the 24-month period ended on the date hereof; there have been no "prohibited transactions" within the meaning of Section 4975 of the Code or Part 4 of Subtitle B of Title I of ERISA in connection with any of the Seller Benefit Plans that, assuming the taxable period of such transaction expired as of the date hereof, could subject Seller to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which could have a Material Adverse Effect; none of the Seller Benefit Plans which are subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code and Seller is not subject to a lien under
Section 412(n) of the Code; each Seller Benefit Plan has, in all material respects, been administered to date in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Seller Benefit Plan is maintained; all reports and information required to be filed with the Department of Labor, the IRS or the PBGC with respect to any Seller Benefit Plan have been timely filed or delivered; there is no arbitration, claim or suit pending or, to the knowledge of Seller, threatened, involving a Seller Benefit Plan (other than routine claims for benefits), and, to the knowledge of Seller, there is no basis for such a claim; none of the Seller Benefit Plans nor any fiduciary thereof has been, to the knowledge of Seller, the direct or indirect subject of an order or investigation or examination by a governmental or quasi-governmental agency and there are no matters pending before the IRS, the Department of Labor, or any other governmental agency with respect to a Seller Benefit Plan; and there has not been and will be no "parachute payment" (as defined in Section 280G(b)(2) of the Code) to any of the Seller Employees prior to the Closing or as a result of the transactions contemplated by this Agreement.

     2.13 Absence of Liens and Encumbrances. Seller has good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its properties and assets, real, personal and mixed, tangible and intangible, used in its business, free and clear of any mortgages, pledges, security interests, liens, claims, charges, equities, conditional sales contracts, restrictive reservations, options, first refusal rights or encumbrances of any nature whatsoever ("Encumbrances").

     2.14 Environmental Matters.
          ----------------------

          (a) Hazardous Material. To Seller's knowledge, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (each, a "Hazardous Material"), but excluding office and janitorial supplies, are present in the soil, groundwater, building materials or ambient air of any real property currently occupied by Seller, and Seller has not received any notice that it is allegedly liable for the presence of Hazardous Materials in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Seller has at any time owned, operated, occupied or leased.

          (b) Hazardous Materials Activities. To Seller's knowledge, Seller has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Seller disposed of, transported, sold, or manufactured any product containing a Hazardous

Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

          (c) Permits. Seller currently holds all environmental approvals, permits, licenses, clearances and consents (the "Seller Environmental Permits") necessary for the conduct of Seller's Hazardous Materials Activities as currently conducted and other businesses of Seller as such activities and businesses are currently being conducted, except where the failure to so hold could not have a Material Adverse Effect on Seller.

          (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Seller, threatened concerning any Seller Environmental Permit or any Hazardous Materials Activity of Seller. Seller is not aware of any fact or circumstance which could involve Seller in any environmental litigation or impose upon Seller any environmental liability that would have a Material Adverse Effect on Seller.

     2.15 Major Customers. Seller has not received any notice or other written communication from any customer of Seller terminating or reducing, or setting forth an intention to terminate or reduce in the future, or otherwise reflecting a material adverse change in, the business relationship between such customer and Seller and, to the knowledge of Seller, there has never been any material adverse change in the business relationship of Seller with any such customer.

     2.16  Agreements, Contracts and Commitments.  (a) Except as set forth in
Schedule 2.16, Seller is not a party to or bound by:

          (i)  any collective bargaining agreements;

          (ii) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other Seller Benefit Plans or arrangements;

          (iii) any employment or consulting agreement, contract or commitment not terminable by Seller on no more than 30 days' notice without liability;

          (iv) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (v) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Seller and any of its officers or directors;

          (vi) any agreement, contract or commitment containing any covenant limiting the freedom of Seller to engage in any line of business or compete with any person;

          (vii) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $25,000 and not cancelable without penalty;

          (viii) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

          (ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (x)  any joint marketing, sales or development agreement;

          (xi) any distribution agreement (identifying any that contain exclusivity provisions);

          (xii) any royalty agreement; or

          (xiii) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Seller under any such agreement, contract or commitment of $10,000 or more in the aggregate.

          (b) Schedule 2.16 contains a complete and correct list of all Seller Contracts (as defined below) which are valid and binding upon Seller and, to Seller's knowledge, any other party to said Seller Contract, whether written or oral. Neither Seller, nor to the knowledge of Seller, any other party to a Seller Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Seller is a party or by which it is bound of the type set forth in
Schedule 2.16 or described in clauses (i) through (xiii) above (any such agreement, contract or commitment, a "Seller Contract") in such a manner as would permit any other party to cancel or terminate any such Seller Contract, or would permit any other party to seek damages.

     2.17 Change of Control Payments. Except as set forth on Schedule 2.17, there are no plans or agreements pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers or directors of Seller as a result of or in connection with the Merger.

     2.18 Title to Properties and Related Matters.
          ----------------------------------------

          (a)  Seller does not own or lease any real property.

          (b) All items of equipment, machinery, vehicles, furniture, fixtures and other tangible personal property currently owned or used by Seller as of the date hereof are in reasonable operating condition and repair, ordinary wear and tear excepted, taking into consideration its age and period of use, are physically located at or about Seller's place of business or where it otherwise conducts its business and are owned outright by Seller or validly leased under one of the leases set forth in Schedule 2.18. No material items of such personal property are subject to any agreement, arrangement or understanding for its use by any person other than Seller. To the knowledge of Seller, the maintenance and operation thereof has complied in all material respects with all applicable laws, regulations, ordinances, contractual commitments and obligations. Except as set forth in the Schedule 2.18 or as disclosed in the Seller Financials, no item of tangible personal property owned or used by Seller is subject to any conditional sale agreement, installment sale agreement or title retention agreement or arrangement of any kind; as to each material item of personal property subject to any such agreement or arrangement, the Schedule 2.18 set forth a brief description of the property in question and the amount and repayment terms of the underlying obligation.

          (c) Schedule 2.18 sets forth a complete and correct list and summary description of all tangible personal property leases to which Seller is a party (either as lessor or lessee), together with a brief description of the property leased and identifying the date and term of the lease, the amount and timing of lease payments and any renewal or purchase options, provided that, with respect to personal property leases, only those leases wherein the property leased has a fair market value exceeding $1,000 or the total annual rental payments exceed $5,000 ("Material Personal Property Leases") shall be required to be disclosed. Seller has made available to Buyer complete and correct copies of each lease (and any amendments thereto) listed in Schedule 2.18. Except as set forth in Schedule 2.18, (i) each such lease is in full force and effect;
(ii) all lease payments due to date on any such lease have been paid, and neither Seller nor (to the knowledge of Seller) any other party is in default under any such lease, and no event has occurred which constitutes, or with the lapse of time or the giving of notice or both would constitute, a default by Seller or (to the knowledge of Seller) any other party under such lease; (iii) there are no disputes or disagreements between Seller, on the one hand, and any other party, on the other hand, with respect to any such lease; and (iv) the lessor under each such lease has consented or been given notice (where such consent or the giving of such notice is necessary) sufficient that such lease shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement without any modification in the rights or obligations of the lessee under any such lease.

     2.19.Computer Software.
          ------------------

          (a) Schedule 2.19 sets forth a complete and correct list of all computer systems and software which are used by Seller in the administration and/or financial accounting of its business (the "Seller Proprietary Software"). Except as set forth in Schedule 2.19, Seller is the owner or licensee of the Seller Proprietary Software, and, to the knowledge of Seller, the Seller Proprietary Software does not infringe any patent, copyright, trade secret, service mark, trademark or any other right of any third party.

          (b) Seller warrants that (i) all non-Seller Proprietary
Software material to the conduct of its business was commercially available at the time of its acquisition by Seller and was acquired by Seller though normal business channels and (ii) neither Seller, nor any affiliates, agents or third-party consultants (but only with respect to services rendered to Seller) are in breach of any licensing arrangements (including, without limitation, payment of applicable user fees) with respect to any non-Seller Proprietary Software.

     2.20 Board of Directors and Stockholder Approval. The Board of Directors of Seller has, as of the date of this Agreement, determined (i) that the Merger is fair to and in the best interests of Seller and its stockholders, and (ii) to recommend that the stockholders of Seller approve this Agreement.

     2.21 Minute Books. The minute books of Seller made available to counsel for Buyer are the only minute books of Seller and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Seller.

     2.22 Material Suppliers; Inventories.
          --------------------------------

          (a) Seller purchases its supplies and materials from a number of suppliers, none of which represented more than five percent (5%) of aggregate purchases of Seller, except as set forth on Schedule 2.22. None of the suppliers has given Seller any notice or other written communication terminating, suspending or materially reducing, or setting forth an intention to terminate, suspend or materially reduce in the future, or otherwise reflecting any change, occurrence or other event that has resulted in or is reasonably likely to result in, individually or in the aggregate, a Material Adverse Effect in the business relationship between such supplier and Seller and, to the knowledge of Seller, there has not been any adverse change in the business relationship of Seller with any such supplier.

          (b) The inventory of materials used by the Seller in the conduct of its business (the "Seller Inventory") is owned by it free and clear of any Encumbrances, and all of the Seller Inventory, if any, is serviceable and in good condition, reasonable wear and tear excepted.

     2.23 Compliance with Applicable Law. Seller is not in violation of any applicable foreign or domestic laws, rules, regulations, ordinances, codes, judgments, orders, injunctions, writs or decrees of any Federal, state, local or foreign court or governmental body or agency thereof to which it may be subject which are applicable to or which would reasonably be expected to affect the respective businesses or operations of Seller, except for any violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No claims have been filed against Seller, and Seller has not received any notice, alleging any such violation, nor, to the knowledge of Seller, is there any inquiry, investigation or proceeding relating thereto.

     2.24 Accounts Receivable. Schedule 2.24 sets forth all of Seller's accounts receivable as of the date specified in Schedule 2.24, which date is no less than thirty days prior to the date hereof. All such accounts receivable of Seller and those arising after the date set forth on Schedule 2.24 and prior to Closing (collectively, the "Seller Receivables") (a) arose and will arise from bona fide sales of goods or services in the ordinary course of business and consistent with past practice; (b) are owned and will be owned by Seller at Closing free and clear of any Encumbrances; and (c) are accurately and fairly reflected on the Seller Financials or, with respect to Seller Receivables created after the date of the Seller Financials and through the Closing Date, are and will be accurately and fairly reflected in the books and records of Seller.

     2.25 Accounts Payable. Schedule 2.25 sets forth all of the Seller's accounts payable as of the date specified in Schedule 2.25, which date is no less than thirty days prior to the date hereof, grouped by those which are, as of the date of this Agreement, currently due and payable without penalty, past due from 1-30 days, past due from 31-60 days, past due from 61-90 days and past due more than 90 days. All accounts payable of Seller set forth on Schedule 2.25 and those arising after the date thereof and prior to Closing (collective, the "Seller Payables") (a) arose and will arise from bonafide purchases of goods or services in the ordinary course of business and consistent with past practice and (b) are accurately and fairly reflected on the Seller Financials or, with respect to Seller Payables created after the date of the Seller Financials, are and will be accurately and fairly reflected in the books and records of Seller.

     2.26 Insurance. Schedule 2.26 contains a complete and correct list of all insurance policies carried by, or covering, Seller with respect to their businesses, together with, in respect of each such policy, the name of the insurance carrier, the policy number, the risk insured against, the limits of coverage, the policy term, and the expiration date thereof. All such policies are in full force and effect, and no notice of cancellation has been given with respect to any such policy. All premiums due thereon have been paid in a timely manner. Seller believes that the policies of insurance identified in Schedule
2.26 adequately insure Seller.

     2.27 Bank Accounts; Powers of Attorney. The Seller has previously provided Buyer with a complete and correct list showing: (a) all banks in which Seller maintains a bank account or safe deposit box (collectively, "Bank Accounts"), together with, as to each such Bank Account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all persons having access thereto; and (b) the names of all persons holding powers of attorney from Seller and a summary statement of the terms thereof.

     2.28 Transactions with Related Parties. Schedule 2.28 contains an accurate and complete list and description of all agreements, arrangements and understandings (including outstanding indebtedness) which are currently in effect or which occurred at any time after December 31, 1999 between Seller and any of the following: (i) each director and officer of Seller; (ii) the spouses, children, grandchildren, siblings, parents, grandparents, uncles, aunts, nieces, nephews or first cousins of any such director or officer or their spouses (collectively, "near relatives"); (iii) any trust for the benefit of any such director or officer of Seller or any of their respective near relatives; and
(iv) any corporation, partnership, joint venture or other entity owned or controlled by any such director or officer or any of their respective near relatives.

     2.29 Warranties. Seller has previously delivered to Buyer copies of all past and present standard and other express warranties extended by Seller with respect to the products and services now or in the past six years sold by Seller. Seller has not, and Seller knows of no basis for, any material liability as a result of claims against Seller based on products sold and services rendered by Seller on or prior to the date hereof, nor has Seller received any notices from any person threatening any such claim.

     2.30 Proxy Statement/SEC Filings. None of the information supplied or to be supplied by Seller in writing for inclusion or incorporation by reference in any proxy statement to be furnished to Buyer's stockholders, or in any required filing with the Securities and Exchange Commission ("SEC") related to the Merger, will, on the date any such proxy statement is delivered to Buyer's stockholders or any such filing with the SEC is made, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

     2.31 Disclosure. No representation or warranty by Seller contained in this Agreement (including, without limitation, Section 2.1 through 2.30, inclusive), nor any other statement, schedule, certificate or other document delivered or to be delivered by Seller to Buyer or Merger Sub pursuant hereto or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances in which they were made, not misleading.


                                   ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

     Buyer and Merger Sub represent and warrant to Seller, subject to the exceptions disclosed in writing in the disclosure schedules attached hereto supplied by Buyer to Seller (the disclosures contained on any schedule or subsection of a schedule being deemed a disclosure under all other applicable schedules or subsections of schedules), as follows:

     3.1 Organization of Buyer.  Buyer and its  subsidiaries  listed on Schedule
3.1 (collectively, the subsidiaries of Buyer are referred to collectively as the "Buyer Subsidiaries" or individually as a "Buyer Subsidiary", and together with the Buyer, as the "Buyer Group") is each a corporation duly organized, validly existing and, except as set forth on Schedule 3.1, in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on Buyer Group. Set forth on Schedule 3.1 is a true and complete list of all of Buyer's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and Buyer's equity interest therein. Merger Sub has no subsidiaries. Except for PWR Systems, Inc., Renaissance Multimedia, Inc. and Software Publishing Corporation, the Buyer

Subsidiaries have no material assets, liabilities or operations. Buyer has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of Buyer and similar governing instruments of each Buyer Group member, each as amended to date, to counsel for Seller. When used in connection with Buyer Group, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Buyer Group taken as a whole.

     3.2 Buyer and Merger Sub Capital Structure. The authorized capital stock of Buyer consists of 60,000,000 shares of Buyer Common Stock, of which there were 2,523,867 shares issued and outstanding as of the date of this Agreement, and 2,000,000 shares of serial preferred stock, par value $.001 per share, of which no shares were issued or outstanding as of the date of this Agreement. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $.001 per share, 100 shares of which, as of the date of this Agreement, are issued and outstanding and are held by Buyer. All outstanding shares of the Buyer Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Buyer or any agreement or document to which Buyer is a party or by which it is bound. As of the date of this Agreement, Buyer had reserved an aggregate of 1,077,909 shares of Common Stock, net of exercises, for issuance to employees, officers, directors, advisors and consultants pursuant to Buyer's stock option plans, under which options to purchase an aggregate of 999,427 shares of Buyer Common Stock have been granted, as set forth on Schedule 3.2. In addition, Buyer has outstanding options and warrants to purchase up to 369,970 shares of Buyer Common Stock granted outside the Buyer's stock option plans, as set forth on Schedule 3.2. All shares of the Buyer Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

     3.3 Obligations With Respect to Buyer Common Stock.  Except as set forth in
Section 3.2 or Schedule 3.3, there are no equity securities of any class of Buyer, or any securities exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities Buyer owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Buyer, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in
Section 3.2 or in Schedule 3.3, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Buyer or any of its subsidiaries is a party or by which it is bound obligating Buyer or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of Buyer Common Stock or Buyer preferred stock or obligating Buyer or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth on Schedule 3.3, there are no registration rights and, to the knowledge of Buyer there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Buyer or with respect to any equity security of any class of any of its subsidiaries.

     3.4  Authority.
          ----------

          (a) Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other documents to be executed by Buyer and Merger Sub in connection herewith (the "Buyer Ancillary Agreements") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Buyer Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer and, in the case of this Agreement, Merger Sub. This Agreement has been, and the Buyer Ancillary Agreements at the Closing will be, duly executed and delivered by each of Buyer and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitute the valid and binding obligations of each of Buyer and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. Except as set forth on Schedule 3.4, the execution and delivery of this Agreement and the Buyer Ancillary Agreements by each of Buyer and Merger Sub does not, and the performance of this Agreement and the Buyer Ancillary Agreements by each of Buyer and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Buyer or Merger Sub,
(ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Buyer or Merger Sub or by which any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Buyer's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Buyer or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Merger Sub is a party or by which Buyer or Merger Sub or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Buyer Group. Schedule 3.4 lists all consents, waivers and approvals under any of Buyer's agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Buyer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Federal and state securities laws and the laws of any foreign country.

     3.5 Buyer Financial Statements. Each of the audited consolidated financial statements of Buyer as of and for the years ended December 31, 1999 and 2000 (including, in each case, any related notes thereto) filed by Buyer with the SEC (the "Audited Buyer Financials"), was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Buyer and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated. Each of the unaudited interim financial statements of Buyer ("Interim Buyer Financials", and together with the Audited Buyer Financials, the "Buyer Financials") as of and for the nine month period ended September 30, 2001 filed by Buyer with the SEC, was prepared on a basis consistent with the preparation of the Audited Buyer Financials, except for the exclusion of footnotes and except that such Interim Buyer Financials were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount, and except as set forth on Schedule 3.5. The balance sheet of Buyer as of September 30, 2001 is hereinafter referred to as the "Buyer Balance Sheet." Except as disclosed in the Buyer Financials, neither Buyer nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements which are, individually or in the aggregate, material to the business, results of operations or financial condition of Buyer and its subsidiaries taken as a whole, except liabilities incurred since the date of the Buyer Balance Sheet in the ordinary course of business consistent with past practices.

     3.6 Absence of Certain Changes or Events. Except as set forth in Schedule 3.6, since December 31, 2000, Buyer Group has carried on its business in the ordinary course and in all material respects consistent with past practice. Except as set forth in Schedule 3.6, since December 31, 2000, no Buyer Group member has:

          (a) incurred any obligation or liability (whether absolute, accrued, contingent or otherwise), except pursuant to the terms of this Agreement or except in the ordinary course of business and consistent with past practice;

          (b) suffered any damage, destruction or loss, whether or not covered by insurance, affecting its properties, assets or business, to the extent that the same exceeds $10,000 individually or $25,000 in the aggregate;

          (c) mortgaged, pledged or subjected to any lien, charge or other Encumbrance any of its assets, tangible or intangible, except in the ordinary course of business and consistent with past practice;

          (d) sold or transferred any of its assets, except in the ordinary course of business and consistent with past practice, or canceled or compromised any material debts or waived any claims or rights of a material nature;

          (e) leased, licensed or granted to any person or entity any rights in any of its assets or properties outside the ordinary course of business and inconsistent with past practice;

          (f) experienced any material adverse change in its financial condition, results of operations, cash flows, assets, liabilities, business or operations;

          (g) made any change in any accounting principle or practice or in its method of applying any such principle or practice;

          (h) issued any additional shares of its capital stock or any options, warrants or other rights to purchase, or any securities convertible into or exchangeable for, shares of its capital stock;

          (i) declared or paid any dividends on or made any other distributions (however characterized) in respect of shares of its capital stock;

          (j)  repurchased or redeemed any shares of its capital stock;

          (k) granted any general or specific increase in the salary, commission rate or other compensation (including, without limitation, bonuses, profit sharing or deferred compensation) payable or to become payable to any of its employees or agents, except as required under existing contractual obligations of the Buyer Group member, or adopted any Buyer Group Benefit Plan, or increased, augmented or improved the benefits granted to or for the benefit of any Buyer Employee (as that term is hereinafter defined) under any Buyer Group Benefit Plan; or

          (l)  entered into any agreement to do any of the foregoing.

     3.7  Taxes.
          ------

          (a) Except as set forth in Schedule 3.7, all returns and reports relating to Taxes (as hereinafter defined) which are required to be filed with respect to the Buyer Group or any of its individual members on or before the date hereof or which will be required to be filed on or before the Closing Date have been, or will be, duly and timely filed and all such returns and reports are, or will be, complete and correct in all material respects. Except as set forth in Schedule 3.7, all Taxes, assessments, fees and other governmental charges imposed on or with respect to the Buyer Group or any of its individual members which have become due and payable on or before the Closing Date have been, or will be prior to the Closing Date, paid in a timely manner by Buyer or the applicable Buyer Group member, or shall be accrued for in the Buyer Financials or in the books of Buyer or the applicable Buyer Group member. Except as set forth in Schedule 3.7 hereto, there are no actions or proceedings currently pending or, to the knowledge of Buyer, threatened against a Buyer Group member by any Governmental Entity for the assessment or collection of Taxes, no claim for the assessment or collection of Taxes has been asserted or, to the knowledge of Buyer, threatened, against a Buyer Group member, and there are no matters under discussion by a Buyer Group member with any Governmental Entity regarding claims for the assessment or collection of Taxes against such Buyer Group member. Except as set forth in Schedule 3.7, there are no agreements, waivers or applications by a Buyer Group member for an extension of time for the assessment or payment of any Taxes. There are no Tax liens on any of the assets of a Buyer Group member (other than any lien for current Taxes not yet due and payable). No claim has ever been made by any Governmental Entity in a jurisdiction where a Buyer Group member does not file Tax returns or reports that it is or may be subject to taxation by that jurisdiction. No Buyer Group member is a party to any Tax allocation or sharing agreement. Except as set forth on Schedule 3.7, no Buyer Group member is or has ever been a member of an affiliated group of corporations filing a consolidated U.S. Income Tax return and is not liable, as a transferee or successor (by contract or otherwise), for the Taxes of any corporation that previously was a member of such an affiliated group.

          (b) No Buyer Group member has, with regard to any assets or property held, acquired or to be acquired by such Buyer Group member, filed a consent to the application of Section 341(f) of the Code.

          (c) No Buyer Group member conducts any operations or sales which have been or are required to be reported to the IRS under the provisions of Section 999 of the Code.

     3.8  Intellectual Property.
          ----------------------

          (a) To the knowledge of Buyer, each Buyer Group member owns, or has the right to use, sell or license all patents, trademarks, trade names, service marks, copyrights and other intellectual property necessary or required for the conduct of its business as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "Buyer Group IP Rights"), except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a Material Adverse Effect on Buyer Group.

          (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Buyer Group IP Rights (the "Buyer Group IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Buyer Group IP Rights or impair the right of a Buyer Group member or the Surviving Corporation to use, sell or license any Buyer IP Group Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Buyer Group.

          (c) To the knowledge of Buyer, except as set forth on Schedule
3.8, (i) neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Buyer violates any license or agreement between any Buyer Group member and any third party or infringes any intellectual property right of any other party; and
(ii) there is no pending or, to the knowledge of Buyer, threatened, claim, arbitration or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Buyer Group IP Rights, nor has any Buyer Group member received any written notice asserting that any Buyer Group IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and (ii), for any violations, infringements, claims or litigation that would not reasonably be expected to have a Material Adverse Effect on Buyer Group.

          (d) Except as set forth on Schedule 3.8, Buyer Group has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Buyer Group IP Rights.

     3.9  Compliance; Permits; Restrictions.
          ----------------------------------

          (a) Except as set forth on Schedule 3.9, no Buyer Group member is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to it or by which its properties are bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or its properties are bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on Buyer Group. No investigation or review by any Governmental Entity is pending or, to the knowledge of Buyer, threatened against any Buyer Group member, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not reasonably be expected to have a Material Adverse Effect on Buyer Group.

          (b) Each Buyer Group member holds all permits, licenses, variances, exemp tions, orders and approvals from Governmental Entities which are material to the operation of its business (collectively, the "Buyer Permits"). Buyer Group is in compliance with the terms of all Buyer Permits, except where the failure to hold the same or to so comply would not reasonably be expected to have a Material Adverse Effect on Buyer Group.

     3.10 Litigation. Except as set forth on Schedule 3.10, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which any Buyer Group has received any notice of assertion nor, to the knowledge of Buyer, is there a threat of an action, suit, proceeding, claim, arbitration or investigation against any Buyer Group member which would reasonably be expected to have a Material Adverse Effect on Buyer Group, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     3.11 Brokers' and Finders' Fees. Except as set forth on Schedule 3.11, Buyer has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.12 Employees; Employee Benefits.
          -----------------------------

          (a) Schedule 3.12 sets forth the names of all Employees of each Buyer Group member as of the date of this Agreement (the "Buyer Employees") and, with respect to each Buyer Employee, such Buyer Employee's job title and the date of commencement of employment of such Buyer Employee. Each Buyer Group member has accrued on its books and records all obligations for salaries, vacations, benefits and other compensation with respect to its Buyer Employees and any of its Former Buyer Employees (as defined below), to the extent required by GAAP, including, but not limited to, severance, bonuses, incentive and deferred compensation, and all commissions and other fees payable to salespeople, sales representatives and other agents. No Buyer Group member currently offers, and has never offered, retiree health and insurance benefits to Buyer Employees and Former Buyer Employees, and no Buyer Group member has any liabilities (contingent or otherwise) with respect thereto. Except as set forth in Schedule 3.12, there are no outstanding loans from any Buyer Group member to any Buyer Employee or any other third party. Complete and correct copies of all written agreements with or concerning Buyer Employees, including, without limitation, union and collective bargaining agreements, and all employment policies, and all amendments and supplements thereto, have been delivered to Seller, and a list of all such agreements and policies is set forth in Schedule 3.12. None of the Buyer Employees has, to the knowledge of Buyer, indicated a desire to terminate his or her employment other than at normal retirement age, or any intention to terminate his or her employment in connection with the transactions contemplated by this Agreement. Except as set forth in Schedule 3.12, since December 31, 2000, no Buyer Group member has, except in the ordinary course of business and consistent with past practice, (i) increased the salary or other compensation payable or to become payable to or for the benefit of any of the Buyer Employees, (ii) provided any of the Buyer Employees with any increased security or tenure of employment, (iii) increased the amounts payable to any of the Buyer Employees upon the termination of any such person's employment or (iv) adopted, increased, augmented or improved benefits granted to or for the benefit of any of the Buyer Employees under any Buyer Group Benefit Plan.

          (b) Each Buyer Group member has complied at all times and in all material respects with all laws, statutes, rules and regulations applicable with respect to employees in each of the jurisdictions in which it operates and/or does business. Each Buyer Group member has complied in all material respects with all Employee Laws, and there have been no claims made or, to the knowledge of Buyer, threatened thereunder against any Buyer Group member arising out of or relating to or alleging any violation of any of the foregoing. Each Buyer Group member has complied in all material respects with the employment eligibility verification form requirements under the INA, with respect to Buyer Employees, and each Buyer Group member has complied with the paperwork provisions and anti-discrimination provisions of the INA and has obtained and maintained the employee records and I-9 forms with respect to the Buyer Employees in proper order as required by law. No Buyer Group member is currently employing any Buyer Employees who are not citizens of the United States or who are not authorized to work in the United States. There are no controversies, strikes, work stoppages, picketing, filed grievances, job actions, unfair labor practice charges, investigations, complaints, disputes or other proceedings pending or threatened between any Buyer Group member and any of the Buyer Employees or Former Buyer Employees (as defined below); no labor union or other collective bargaining unit represents or has ever represented any of the Buyer Employees in connection with their employment with any Buyer Group member; Buyer has no knowledge of any organizational effort by any labor union or other collective bargaining unit currently under way or threatened with respect to any Buyer Employees; no negotiation with or consent of any labor union or other collective bargaining agent representing Buyer Employees is required to consummate the transactions contemplated by this Agreement; and no Buyer Group member has incurred any liability under WARN or similar state and local laws.

          (c) Except for temporary clerical personnel, none of the Buyer Employees are "leased employees" within the meaning of Section 414(n) of the Code. Schedule 3.12 sets forth a list of each defined benefit and defined contribution plan, stock ownership plan, executive compensation program or arrangement, bonus plan, incentive compensation plan or arrangement, deferred compensation agreement or arrangement, supplemental retirement plan or arrangement, vacation pay, sickness, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), medical or life insurance plan, providing benefits to any Buyer Employee, retiree or Former Buyer Employee or any of their dependents, survivors or beneficiaries, employee stock option or stock purchase plan, severance pay, termination or salary continuation plan, Section 125 cafeteria plan, fringe benefit plan, and each other employee benefit plan, program or arrangement, including, without limitation, each "employee benefit plan" within the meaning of Section 3(3) of ERISA, which is maintained by each Buyer Group member for the benefit of or relating to any of the Buyer Employees or to any former employees of such Buyer Group member (the "Former Buyer Employees") or their dependents, survivors or beneficiaries, whether or not legally binding, and for which a Buyer Group member could reasonably have any liabilities, all of which are herein referred to as the "Buyer Group Benefit Plans." None of the Buyer Group members will incur any liability under any severance agreement, deferred compensation agreement, employment agreement, similar agreement or Buyer Group Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement.

          (d) Each Buyer Group Benefit Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) meets the requirements of Section 401(a) of the Code; the trust, if any, forming part of such plan is exempt from U.S. Federal income Tax under Section 501(a) of the Code; a favorable determination letter has been issued by the IRS after January 1, 1994 with respect to each plan and trust and each amendment thereto; and since the date of such determination letter there are no circumstances which are likely to adversely affect the qualification of such plan. No Buyer Group Benefit Plan is a "voluntary employees beneficiary association" (within the meaning of Section 501(c)(9) of the Code) and there have been no other "welfare benefit funds" relating to Buyer Employees or Former Buyer Employees within the meaning of Section 419 of the Code. No event or condition exists with respect to any Buyer Group Benefit Plan that could subject any Buyer Group member to any Tax under Section 4980B of the Code or, for plan years beginning before January 1, 1989, Section 162(k) of the Code. With respect to each Buyer Group Benefit Plan, Buyer has heretofore delivered to Seller complete and correct copies of the following documents, where applicable: (i) the most recent annual report (Form 5500 series), together with schedules, as required, filed with the IRS, and any financial statements and opinions required by Section 103(a)(3) of ERISA, (ii) the most recent determination letter issued by the IRS, (iii) the most recent summary plan description and all modifications, (iv) the text of the Buyer Group Benefit Plan and of any trust, insurance or annuity contracts maintained in connection therewith, (v) the most recent actuarial report, if any, relating to the Buyer Group Benefit Plan and (vi) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefit plan.

          (e) Except as set forth on Schedule 3.12, no Buyer Group member or any corporation or other trade or business under common control with Buyer (as determined pursuant to Section 414(b) or (c) of the Code) (a "Common Control Entity") maintains or contributes to or in any way directly or indirectly has any liability (whether contingent or otherwise) with respect to, any "multiemployer plan," within the meaning of Section 3(37) or 4001(a)(3) of ERISA, or any other employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code; no Buyer Group Benefit Plan or of any Common Control Entity is subject to Title IV of ERISA. No contingent or other liability with respect to which, any Buyer Group member has or could have any liability exists under Title IV of ERISA to the PBGC or to any Buyer Group Benefit Plan; and no assets of any Buyer Group member are subject to a lien under Sections 4064 or 4068 of ERISA. Except as set forth on in Schedule 3.12, all contributions required to be made to or with respect to each Buyer Group Benefit Plan with respect to the service of Buyer Employees or Former Buyer Employees prior to the date hereof have been made or have been accrued for in the books and records of the applicable Buyer Group member for all periods through the date hereof. No Buyer Group member has any obligation to provide post-retirement medical or other benefits to Buyer Employees or Former Buyer Employees or their survivors, dependents and beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state medical benefits continuation law and each Buyer Group member may terminate any such post-retirement medical or other benefits upon thirty (30) days' notice or less without any liability therefor.

          (f) None of the Buyer Group Benefit Plans have been subject to a "reportable event," within the meaning of Section 4043 of ERISA (whether or not waived), within the 24-month period ended on the date hereof; there have been no "prohibited transactions" within the meaning of Section 4975 of the Code or Part 4 of Subtitle B of Title I of ERISA in connection with any of the Buyer Group Benefit Plans that, assuming the taxable period of such transaction expired as of the date hereof, could subject Buyer to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which could have a Material Adverse Effect; none of the Buyer Group Benefit Plans which are subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code and no Buyer Group member is subject to a lien under Section 412(n) of the Code; each Buyer Group Benefit Plan has, in all material respects, been administered to date in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Buyer Group Benefit Plan is maintained; all reports and information required to be filed with the Department of Labor, the IRS or the PBGC with respect to any Buyer Group Benefit Plan have been timely filed or delivered; there is no arbitration, claim or suit pending or, to the knowledge of Buyer, threatened, involving a Buyer Group Benefit Plan (other than routine claims for benefits), and, to the knowledge of Buyer, there is no basis for such a claim; none of the Buyer Group Benefit Plans nor any fiduciary thereof has been, to the knowledge of Buyer, the direct or indirect subject of an order or investigation or examination by a governmental or quasi-governmental agency and there are no matters pending before the IRS, the Department of Labor, or any other governmental agency with respect to a Buyer Group Benefit Plan; and there has not been and will be no "parachute payment" (as defined in Section 280G(b)(2) of the Code) to any of the Buyer Employees prior to the Closing or as a result of the transactions contemplated by this Agreement.

     3.13 Absence of Liens and Encumbrances. Except as set forth on Schedule 3.13, each Buyer Group member has good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its properties and assets, real, personal and mixed, tangible and intangible, used in its business, free and clear of any Encumbrances.

     3.14 Environmental Matters.
          ----------------------

          (a) Hazardous Material. To Buyer's knowledge, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (each, a "Hazardous Material"), but excluding office and janitorial supplies, are present in the soil, groundwater, building materials or ambient air of any real property currently occupied by any Buyer Group member, and no Buyer Group member has received any notice that it is allegedly liable for the presence of Hazardous Materials in, on or under any property, including the land and the improvements, ground water and surface water thereof, that any Buyer Group member has at any time owned, operated, occupied or leased.

          (b) Hazardous Materials Activities. No Buyer Group member has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has a Buyer Group member disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

          (c) Permits. Each Buyer Group member currently holds all environmental approvals, permits, licenses, clearances and consents (the "Buyer Environmental Permits") necessary for the conduct of its Hazardous Materials Activities as currently conducted and other of its businesses as such activities and businesses are currently being conducted, except where the failure to so hold could not have a Material Adverse Effect on Buyer Group.

          (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Buyer, threatened concerning any Buyer Environmental Permit or any Hazardous Materials

Activity of Buyer. Buyer is not aware of any fact or circumstance which could involve any Buyer Group member in any environmental litigation or impose upon Buyer any environmental liability that would have a Material Adverse Effect on Buyer Group.

     3.15 Major Customers. Except as set forth on Schedule 3.15, no Buyer Group member has received any notice or other written communication from any of its customers terminating or reducing, or setting forth an intention to terminate or reduce in the future, or otherwise reflecting a material adverse change in, the business relationship between such customer and the Buyer Group member and, to the knowledge of Buyer, there has not been any material adverse change in the business relationship of any Buyer Group member with any such customer since December 31, 1999.

     3.16  Agreements,  Contracts  and  Commitments.  (a) Except as set forth in
Schedule 3.16, no Buyer Group member is a party to or bound by:

          (i)  any collective bargaining agreements;

          (ii) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other Buyer Group Benefit Plans or arrangements;

          (iii) any employment or consulting agreement, contract or commitment not terminable by the Buyer Group member on no more than 30 days' notice without liability;

          (iv) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (v) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between the Buyer Group member and any of its officers or directors;

          (vi) any agreement, contract or commitment containing any covenant limiting the freedom of a Buyer Group member to engage in any line of business or compete with any person;

          (vii) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $25,000 and not cancelable without penalty;

          (viii) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

          (ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (x)  any joint marketing, sales or development agreement;

          (xi) any distribution agreement (identifying any that contain exclusivity provisions);

          (xii)any royalty agreement; or

          (xiii) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by the Buyer Group member under any such agreement, contract or commitment of $10,000 or more in the aggregate.

     (b) Schedule 3.16 contains a complete and correct list of all Buyer Contracts (as defined below) which are valid and binding upon any Buyer Group member and to the Buyer's knowledge, any other party to said Buyer Contract, whether written or oral. All Buyer Contracts to which a related party of Buyer is a party are on terms no less favorable to Buyer than would be obtained from an unrelated third party. No Buyer Group member, nor to the knowledge of Buyer, any other party to a Buyer Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which a Buyer Group member is a party or by which it is bound of the type set forth in Schedule 3.16 or described in clauses (i) through (xiii) above (any such agreement, contract or commitment, a "Buyer Contract") in such a manner as would permit any other party to cancel or terminate any such Buyer Contract, or would permit any other party to seek damages.

     3.17 Change of Control Payments. Except as set forth on Schedule 3.17, there are no plans or agreements pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers or directors of any Buyer Group member as a result of or in connection with the Merger.

     3.18 Title to Properties and Related Matters.
          ----------------------------------------

          (a) Schedule 3.18 contains a complete and correct list and description of all real property leased by any Buyer Group member (the "Buyer Leased Real Property"), in each case indicating the persons or entities from whom such property is being leased. The applicable Buyer Group member has good and marketable title to all structures, plants, leasehold improvements, systems, fixtures and other property located on or about any of the Buyer Leased Real Property which it owns, as reflected in the Buyer Financials, free of any Encumbrances, and none of such material assets is subject to any agreement, arrangement or understanding for their use by any person other than the applicable Buyer Group member. Except as set forth in Schedule 3.18, no work has been performed on or with respect to or in connection with any of the Buyer Leased Real Property that would cause such Buyer Leased Real Property to become subject to any mechanics', materialmen's, workmen's, repairmen's, carriers' or similar liens in excess of $5,000 individually or $25,000 in the aggregate. The structures, plants, improvements, systems and fixtures (including, without limitation, storage tanks or other impoundment vessels, whether above or below ground) located on each such parcel of Buyer Leased Real Property conform in all material respects with all Federal, state and local statutes and laws and, to the knowledge of Buyer, all ordinances, rules, regulations and similar governmental and regulatory requirements (except as set forth in the Schedule
3.18 hereto) and are in reasonable operating condition and repair, ordinary wear and tear excepted, taking into consideration their respective ages and periods of use. Each such parcel of Buyer Leased Real Property, in view of the purposes for which it is currently used or for which it is proposed to be used pursuant to existing plans, conforms in all material respects with all covenants or restrictions of record and conforms in all material respects with all applicable building codes and zoning requirements, and current, valid certificates of occupancy (or equivalent governmental approvals) have been issued for each item of Buyer Leased Real Property; provided that, for purposes of this sentence, a "material" non-conformity shall be deemed to include, without limitation, any condition giving rise to liabilities, costs or expenses of $5,000 or more individually or $25,000 in the aggregate; and Buyer is not aware of any proposed material change in any such governmental or regulatory requirements or in any such zoning requirements. All existing electrical, plumbing, fire sprinkler, lighting, air conditioning, heating, ventilation, elevator and other mechanical systems located in or about the Buyer Leased Real Property are in reasonable operating condition and repair, ordinary wear and tear excepted, taking into consideration their respective ages and periods of use. The maintenance and operation of such items located in or about Buyer Leased Real Property is and has been conducted in compliance in all material respects with the terms and conditions of all leases to which a Buyer Group member is a party and all material maintenance or repair projects (which, for purposes hereof, shall be deemed to include any one or more items requiring expenditures by a Buyer Group member in excess of $5,000 for each item of Buyer Leased Real Property) required to be undertaken by a Buyer Group member under the terms of such leases within the first year following the Closing Date have been disclosed in Schedule 3.18. To the knowledge of Buyer, the applicable Buyer Group member has the benefit of all material easements, rights-of-way and similar rights necessary to conduct its businesses as presently conducted and to use the items of Buyer Leased Real Property as currently used, including, without limitation, easements and licenses for pipelines, power lines, water lines, roadways and other access. All such easements and rights are valid, binding and in full force and effect, any amounts due and payable thereon to date have been paid or have been fully accrued for in the books and records of the applicable Buyer Group member, as applicable, neither the applicable Buyer Group member nor, to the knowledge of Buyer, any other party thereto is in default thereunder, and there exists no event or condition affecting the applicable Buyer Group member, or, to the knowledge of the Buyer, any other party thereto, which, with the passage of time or the giving of notice or both, would constitute a material default thereunder, which, for purposes hereof, shall be deemed to include, without limitation, any individual or series of defaults resulting in liabilities, costs or expenses of $10,000 or more individually or $25,000 in the aggregate. No such easement or right will be breached by, nor will any party thereto be given a right of termination as a result of, the transactions contemplated by this Agreement. No Buyer Group member currently owns any real property.

          (b) All items of equipment, machinery, vehicles, furniture, fixtures and other tangible personal property currently owned or used by Buyer Group as of the date hereof are in reasonable operating condition and repair, ordinary wear and tear excepted, taking into consideration its age and period of use, are physically located at or about a Buyer Group member's place of business or where it otherwise conducts its business and are owned outright by a Buyer Group member or validly leased under one of the leases set forth in Schedule
3.18. No material items of such personal property are subject to any agreement, arrangement or understanding for its use by any person other than the applicable Buyer Group member. To the knowledge of Buyer, the maintenance and operation thereof has complied in all material respects with all applicable laws, regulations, ordinances, contractual commitments and obligations. Except as set forth in the Schedule 3.18 or as disclosed in the Buyer Financials, no item of tangible personal property owned or used by a Buyer Group member is subject to any conditional sale agreement, installment sale agreement or title retention agreement or arrangement of any kind; as to each material item of personal property subject to any such agreement or arrangement, the Schedule 3.18 set forth a brief description of the property in question and the amount and repayment terms of the underlying obligation.

          (c) Schedule 3.18 sets forth a complete and correct list and summary description of all tangible personal property leases to which a Buyer Group member is a party (either as lessor or lessee), together with a brief description of the property leased and identifying the date and term of the lease, the amount and timing of lease payments and any renewal or purchase options, provided that, with respect to personal property leases, only Material Personal Property Leases shall be required to be disclosed. Buyer has made available to Seller complete and correct copies of each lease (and any amendments thereto) listed in Schedule 3.18. Except as set forth in Schedule 3.18, (i) each such lease is in full force and effect; (ii) all lease payments due to date on any such lease have been paid, and no Buyer Group member nor (to the knowledge of Buyer) any other party is in default under any such lease, and no event has occurred which constitutes, or with the lapse of time or the giving of notice or both would constitute, a default by the applicable Buyer Group member or (to the knowledge of Buyer) any other party under such lease; (iii) there are no disputes or disagreements between the applicable Buyer Group member, on the one hand, and any other party, on the other hand, with respect to any such lease; and (iv) the lessor under each such lease has consented or been given notice (where such consent or the giving of such notice is necessary) sufficient that such lease shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement without any modification in the rights or obligations of the lessee under any such lease.

     3.19.Computer Software.
          ------------------

          (a) Schedule 3.19 sets forth a complete and correct list of all computer systems and software which are used by Buyer Group in the administration and/or financial accounting of its business (the "Buyer Proprietary Software"). Except as set forth in Schedule 3.19, Buyer Group is the owner or licensee of the Buyer Proprietary Software, and, to the knowledge of Buyer, the Buyer Proprietary Software does not infringe any patent, copyright, trade secret, service mark, trademark or any other right of any third party.

          (b) Buyer warrants that (i) all non-Buyer Proprietary Software material to the conduct of the Buyer Group business was commercially available at the time of its acquisition by Buyer Group and was acquired by Buyer Group through normal business channels and (ii) neither Buyer Group, nor any affiliates, agents or third-party consultants (but only with respect to services rendered to Buyer) are in breach of any licensing arrangements (including, without limitation, payment of applicable user fees) with respect to any non-Buyer Proprietary Software.

     3.20 Board of Directors and Stockholder Approval. The Board of Directors of Buyer has, as of the date of this Agreement, determined (i) that the Merger is fair to and in the best interests of Buyer and its stockholders, and (ii) to recommend that the stockholders of Buyer approve this Agreement.

     3.21 Minute Books. The minute books of Buyer made available to counsel for Buyer are the only minute books of Buyer and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Buyer.

     3.22 Material Suppliers; Inventories.
          --------------------------------

          (a) Each Buyer Group member purchases its supplies and materials from a number of suppliers, none of which represented in the fiscal years ended December 31, 1999 and 2000 more than five percent (5%) of aggregate purchases of such Buyer Group member, except as set forth on Schedule 3.22. None of the suppliers has given any Buyer Group member any notice or other written communication terminating, suspending or materially reducing, or setting forth an intention to terminate, suspend or materially reduce in the future, or otherwise reflecting any change, occurrence or other event that has resulted in or is reasonably likely to result in, individually or in the aggregate, a Material Adverse Effect in the business relationship between such supplier and a Buyer Group member and, to the knowledge of Buyer, there has not been any adverse change in the business relationship of a Buyer Group member with any such supplier since December 31, 1999.

          (b) Except as set forth on Schedule 3.22, the inventory of materials used by each Buyer Group member in the conduct of its business (the "Buyer Inventory") is owned by it free and clear of any Encumbrances, and all of the Buyer Inventory is serviceable and in good condition, reasonable wear and tear excepted.

     3.23 Compliance with Applicable Law. Except as set forth on Schedule 3.23, no Buyer Group member is in violation of any applicable foreign or domestic laws, rules, regulations, ordinances, codes, judgments, orders, injunctions, writs or decrees of any Federal, state, local or foreign court or governmental body or agency thereof to which it may be subject which are applicable to or which could reasonably be expected to affect its respective businesses or operations, except for any violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer Group. No claims have been filed against a Buyer Group member, and no Buyer Group member has received any notice, alleging any such violation, nor, to the knowledge of Buyer, is there any inquiry, investigation or proceeding relating thereto.

     3.24 Accounts Receivable. Schedule 3.24 sets forth each Buyer Group member's accounts receivable as of the date specified in Schedule 3.24, which date is no less than thirty days prior to the date hereof. All such accounts receivable and those arising after the date set forth on Schedule 3.24 and prior to Closing (collectively, the "Buyer Receivables") (a) arose and will arise from bona fide sales of goods or services in the ordinary course of business and consistent with past practice; (b) are owned and will be owned by the applicable Buyer Group member at Closing free and clear of any Encumbrances; and (c) are accurately and fairly reflected on the Buyer Financials or, with respect to Buyer Receivables created after the date of the Buyer Financials and through the Closing Date, are and will be accurately and fairly reflected in the books and records of Buyer.

     3.25 Accounts Payable. Schedule 3.25 sets forth each Buyer Group member's accounts payable as of the date specified in Schedule 3.25, which date is no less than thirty days prior to the date hereof, grouped by those which are, as of the date of this Agreement, currently due and payable without penalty, past due from 1-30 days, past due from 31-60 days, past due from 61-90 days, and past due more than 90 days. All such accounts payable as of the date set forth on
Schedule 3.25 and those arising after the date thereof and prior to Closing (collectively, the "Buyer Payables") (a) arose and will arise from bonafide purchases of goods or services in the ordinary course of business and consistent with past practice and (b) are accurately and fairly reflected on the Buyer Financials or, with respect to Buyer Payables created after the date of the Buyer Financials, are and will be accurately and fairly reflected in the books and records of the appropriate Buyer Group member.

     3.26 Insurance. Schedule 3.26 contains a complete and correct list of all insurance policies carried by, or covering, each Buyer Group member with respect to their businesses, together with, in respect of each such policy, the name of the insurance carrier, the policy number, the risk insured against, the limits of coverage, the policy term, and the expiration date thereof. All such policies are in full force and effect, and no notice of cancellation has been given with respect to any such policy. All premiums due thereon have been paid in a timely manner. Buyer believes that the policies of insurance identified in Schedule
3.26 adequately insure each Buyer Group member.

     3.27 Bank Accounts; Powers of Attorney. The Buyer has previously provided Seller with a complete and correct list showing: (a) all banks in which a Buyer Group member maintains a bank account or safe deposit box (collectively, "Bank Accounts"), together with, as to each such Bank Account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all persons having access thereto; and (b) the names of all persons holding powers of attorney from a Buyer Group member and a summary statement of the terms thereof.

     3.28 Transactions with Related Parties. Schedule 3.28 contains an accurate and complete list and description of all agreements, arrangements and understandings (including outstanding indebtedness) which are currently in effect or which occurred at any time after December 31, 1999 between any Buyer Group member and any of the following: (i) each director and officer of any Buyer Group member; (ii) the spouses, children, grandchildren, siblings, parents, grandparents, uncles, aunts, nieces, nephews or first cousins of any such director or officer or their spouses (collectively, "near relatives");
(iii) any trust for the benefit of any such director or officer of any Buyer Group member or any of their respective near relatives; and (iv) any corporation, partnership, joint venture or other entity owned or controlled by any such director or officer or any of their respective near relatives.

     3.29 Warranties. Buyer has previously delivered to Seller copies of all past and present standard and other express warranties extended by any Buyer Group member with respect to the products and services now or in the past six years sold by any Buyer Group member. No Buyer Group member has, and Buyer knows of no basis for, any material liability as a result of claims against any Buyer Group member based on products sold and services rendered by a Buyer Group member on or prior to the date hereof, nor has any Buyer Group member received any notices from any person threatening any such claim.

     3.30 Proxy Statement/SEC Filings. None of the information included or incorporated by reference in any proxy statement furnished to Buyer's stockholders, or in any required filing with the SEC related to the Merger, except for information relating to Seller provided by Seller, will, on the date any such proxy statement is delivered to Buyer's stockholders or any such filing with the SEC is made, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

     3.31 SEC Documents. The Buyer has timely filed with the SEC all required reports, proxy statements, registration statements, forms and other documents required to be filed by it with the SEC since January 1, 1998 (the "Buyer SEC Documents"). As of their respective dates, and giving effect to any amendment thereto, the Buyer SEC Documents, including any financial statements and schedules included therein, complied in all material respects with requirements of all applicable federal securities laws, and the applicable rules and regulations of the SEC, each as in effect on the date so filed, and none of the Buyer SEC Documents, when filed (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No forms, reports and documents filed after the date of this Agreement and prior to the Effective Time by the Buyer will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Buyer subsidiary is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 or is required to file any form, report or other document with the SEC, the Nasdaq SmallCap Market or any other stock exchange or governmental entity.

     3.32 Merger Sub's Operations. Merger Sub has not incurred, directly or indirectly, any liabilities or obligations, and has acquired no assets of any kind, except those incurred or acquired in connection with its incorporation or with the negotiation of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has been formed solely to facilitate the transactions contemplated by this Agreement and is not engaged, directly or indirectly, in any business or activity of any type or kind.

     3.33 Disclosure. No representation or warranty by Buyer contained in this Agreement (including, without limitation, Section 3.1 through 3.32, inclusive), nor any other statement, schedule, certificate or other document delivered or to be delivered by Buyer to Seller or pursuant hereto or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances in which they were made, not misleading.


                                   ARTICLE IV
                       CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of (A) the termination of this Agreement pursuant to its terms or (B) the Effective Time, Buyer and Seller agree, and Buyer agrees to cause each Buyer Group member, (i) to carry on its respective business diligently and in accordance with good commercial practice, (ii) except as set forth on Schedule 4.1, to carry on its respective business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, (iii) to pay its respective debts and taxes when due, subject to good faith disputes over such debts or taxes, (iv) to pay or perform other material obligations when due, (vi) to use its respective commercially reasonable efforts consistent with past practices and policies to (1) preserve intact its present business organization, (2) keep available the services of its present officers and employees and (3) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In furtherance of the foregoing and subject to applicable law, Seller and Buyer each agree to confer with the other, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of business. In addition, neither Buyer nor Seller shall do any of the following, and Buyer shall not cause or permit any Buyer Group member to do any of the following, without the prior written consent of the other, except as set forth on Schedule 4.1:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances;

          (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

          (d) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Seller IP Rights or the Buyer IP Rights or enter into grants to future patent rights, other than in the ordinary course of business;

          (e) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (f) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan;

          (g) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock, or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than shares of Buyer Common Stock pursuant to the terms hereof;

          (h) Cause, permit or propose any amendments to any charter document or Bylaw;

          (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Seller or Buyer, as the case may be, or enter into any joint venture, strategic partnership or alliance, other than in the ordinary course of business consistent with past practice;

          (j) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Seller or Buyer, as the case may be, except in the ordinary course of business consistent with past practice;

          (k) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Buyer or Seller or guarantee any debt securities of others;

          (l) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice;

          (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (n)  Make any grant of exclusive rights to any third party; or

          (o) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (n) above.


                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

     5.1 Voting Agreement. The Buyer will use its best efforts to cause the Buyer's stockholders listed on Schedule 5.1 to have delivered to Seller on or before the date of this Agreement a Voting Agreement in the form attached hereto as Exhibit C executed by each of Buyer's stockholders listed on Schedule 5.1.

     5.2  Access to Information; Confidentiality.
          ---------------------------------------

          (a) Each of Buyer and Seller will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other party and its subsidiaries during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request.

          (b) Each of Buyer and Seller will furnish one another with certain product, financial, marketing, organization, technical and other information related to each of the Buyer and its subsidiaries and Seller (such information regarding the Buyer and its subsidiaries is referred to as "Buyer Confidential Information" and such information regarding Seller is referred to as "Seller Confidential Information" and collectively, the "Confidential Information"). Confidential Information includes not only written information but also information transferred orally, visually, electronically or by other means.

          (c) Except as set forth in Section 5.5 hereof, neither Buyer nor Seller, as the case may be, nor their respective directors, officers, employees, representatives, agents and advisors ("Representatives"), will disclose to any person the fact that any investigations, discussions or negotiations are taking place between the parties concerning the Merger or any of the terms, conditions or other facts with respect to the Merger, including the status thereof. Each of Buyer and Seller agree to be responsible for any breach of this Agreement by their respective Representatives.

          (d) The Confidential Information will be used by the Buyer and Seller solely for the purpose of evaluating the desirability of entering into the Merger. All Confidential Information shall be kept secret and confidential and shall not be disclosed to anyone except to a limited group of employees, directors and officers of the Buyer and Seller who are actually engaged in the Merger. Confidential Information may also be disclosed to outside professional advisors similarly engaged by Buyer or Seller. Each person to whom such Confidential Information is disclosed must be advised of its confidential nature and of the terms of this Agreement and (unless already bound by obligations of confidentiality) must agree to abide by such terms.

          (e) Upon any termination of this Agreement, (i) Buyer and Seller will either destroy or return to each other the Confidential Information that is in tangible form, including any copies that may have been made, and destroy all abstracts, summaries thereof, or references thereto in documents, and certify to each other in writing that the foregoing has been completed, and
(ii) Buyer, Seller, and their respective Representatives and subsidiaries, will not use any of the Confidential Information with respect to, or in furtherance of, any of their respective businesses, or in the business of anyone else, whether or not in competition with the Buyer or Seller, or for any other purpose whatsoever.

          (f) Confidential Information does not include any information that was available to Buyer or Seller, as the case may be, on a non-confidential basis prior to the receipt of such information or which thereafter became publicly available not as a result of a breach by either party of this Agreement. Information shall be deemed "publicly available" if it becomes a matter of public knowledge or is contained in materials available to the public or is obtained from any source other than the Buyer or Seller or their respective Representatives, provided that such source has not entered into a confidentiality agreement with the Buyer or Seller, as the case may be, with respect to such information or obtained the information from an entity or person party to a confidentiality agreement with the Buyer or Seller.

          (g) In the event that the Buyer or Seller or anyone to whom the Confidential Information was transmitted pursuant to this Agreement becomes legally compelled to disclose any of the Confidential Information, such party will provide the other party with prompt notice so that the Buyer or Seller, as the case may be, may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event the Buyer or Seller, as the case may be, is unable to obtain such protective order or other appropriate remedy, only that portion of the Confidential Information which, as advised by a written opinion of counsel, is legally required shall be furnished. Best efforts shall be exercised to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information so disclosed.

          (h) Seller hereby acknowledges and will advise its Representatives who receive the Confidential Information, that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the parties hereto (and options, warrants and rights relating thereto) and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person (including, without limitation, any Representatives) is likely to purchase or sell such securities.

          (i) Buyer and Seller each understand and agree that money damages would not be a sufficient remedy for any breach of this Agreement by either party or their Representatives, and that the damaged party and its Representatives shall be entitled to specific performance and/or injunctive relief as a remedy for any such breach of this Agreement and that these shall be in addition to all other remedies available at law or in equity. This Agreement is made for the benefit of both the Buyer and Seller, respectively, and no failure or delay by the Buyer, Seller or their Representatives in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

     5.3 No Solicitation by Seller. From and after the date of this Agreement until the earlier of 122 days after the date hereof or termination of this Agreement pursuant to its terms, Seller will not, except as may be required of the Board of Directors of Seller in connection with the exercise of its fiduciary duty, (i) negotiate with any potential merger partner or acquirer of the capital stock of Seller, (ii) pledge, hypothecate, sell or otherwise dispose of substantially all of its assets other than a pledge or hypothecation in connection with a debt facility or similar financing, (iii) enter into an agreement with respect to the merger or other acquisition of Seller, or (iv) sell, hypothecate or transfer substantially all of its capital stock. Notwithstanding anything herein to the contrary, Seller shall not be prohibited from engaging in discussions or negotiations with potential acquisition targets that it may acquire. In the event that Seller takes or causes to be taken any action described in subsections (i)-(iv) of this Section 5.3, or if Seller's shareholders do not approve this Agreement and, as a result, Buyer terminates this Agreement pursuant to Section 8.1(h), Seller shall immediately pay to Buyer $50,000.

     5.4 No Solicitation by Buyer. From and after the date of this Agreement until the earlier of 122 days after the date hereof or termination of this Agreement pursuant to its terms, Buyer will not, except as may be required of the Board of Directors of Buyer in connection with the exercise of its fiduciary duty, (i) negotiate with any potential merger partner or acquirer of the capital stock of Buyer, (ii) pledge, hypothecate, sell or otherwise dispose of substantially all of its assets other than a pledge or hypothecation in connection with a debt facility or similar financing, (iii) enter into an agreement with respect to the merger or other acquisition of Buyer, or (iv) sell, hypothecate or transfer substantially all of its capital stock. Notwithstanding anything herein to the contrary, Buyer shall not be prohibited from engaging in discussions or negotiations with potential acquisition targets that it may acquire. In the event that Buyer takes or causes to be taken any action described in subsections (i)-(iv) of this Section 5.4, or if Buyer's shareholders do not approve the issuance of the Buyer Common Stock contemplated hereby and, as a result, Seller terminates this Agreement pursuant to Section 8.1(h), Buyer shall immediately pay to Seller $50,000.

     5.5 Public Disclosure. Buyer and Seller will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

     5.6 Legal Requirements. Each of Buyer, Merger Sub, and Seller will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Buyer will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions which are applicable to the issuance of Buyer Common Stock pursuant hereto. Seller will use commercially reasonable efforts to assist Buyer as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions which are applicable in connection with the issuance of Buyer Common Stock pursuant hereto.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Buyer and Seller will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained by it in connection with the consummation of the transactions contemplated hereby.

     5.8 FIRPTA. At or prior to the Closing, Seller, if requested by Buyer, shall deliver to the IRS a notice that the Seller Capital Stock is not a "U.S. Real Property Interest" as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

     5.9 Notification of Certain Matters. Buyer and Merger Sub will give prompt notice to Seller, and Seller will give prompt notice to Buyer and Merger Sub, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (b) any material failure of Buyer and Merger Sub or Seller, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.10 Best Efforts and Further Assurances. Subject to the respective rights and obligations of Buyer, Merger Sub and Seller under this Agreement, each of the parties to this Agreement will use its or their best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

     5.11  Tax-Free   Reorganization.   Buyer  and  Seller  will  each  use  its
commercially reasonable efforts to cause the Merger to be treated as a tax-free reorganization within the meaning of Section 368 of the Code. Buyer and Seller will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

     5.12 Seller Employees. Buyer and Seller will each use their respective best efforts to retain for the benefit of the Surviving Corporation all Seller Employees determined by both Buyer and Seller to be necessary to Seller's operations.

     5.13 Meetings of Stockholders. Promptly after the date hereof, Buyer and Seller shall each take all necessary action in accordance with Delaware law and their respective Certificate of Incorporation and Bylaws, to obtain the requisite approval of the Merger from their respective stockholders.

     5.14 Board of Directors of Buyer. The Board of Directors of Buyer will take all actions necessary to cause the Board of Directors of Buyer immediately after the Effective Time to include one member appointed by Seller of a six member Board of Directors of Buyer. In addition, the Board of Directors of Buyer shall appoint one additional independent director reasonably acceptable to Seller who will also qualify for the Audit Committee of the Board of Directors.

     5.15 Stock Options. As of the Effective Time, or as soon as practicable thereafter, Buyer shall grant options under its stock option plans to purchase at least 400,000 shares of Buyer Common Stock to key officers and directors of Buyer and its subsidiaries, subject to approval by the current management of Seller.

     5.16 Proxy Material and SEC Filings.
          -------------------------------

          (a) Promptly following the date of this Agreement, Buyer shall prepare a proxy statement relating to the approval by the Buyer's stockholders of the issuance of the Buyer Common Stock contemplated by this Agreement (the "Proxy Statement"). Seller shall promptly furnish to Buyer such information as may be reasonably requested by Buyer in connection with the preparation of the Proxy Statement. Buyer shall file the Proxy Statement, in preliminary form, with the SEC as promptly as reasonably practicable, and Buyer shall use its reasonable efforts to promptly resolve any SEC comments with respect to the preliminary Proxy Statement. Buyer shall use all reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable and in accordance with all applicable laws, rules and regulations.

          (b) All filings by Buyer with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement, and any amendment or supplement thereto, shall be subject to the prior review and comment of Seller.

          (c) Each of Seller and Buyer agree that if it should become aware, prior to the Effective Time, of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made, not false or misleading, it shall inform the other party to take the necessary steps to correct the Proxy Statement.

     5.17 Director and Officer Liability. The parties agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined below) as provided under Delaware law, in the Certificate of Incorporation and Bylaws of the Seller and in any agreement between Indemnitee and Seller as in effect on the date of this Agreement shall survive the Merger and continue in full force and effect in accordance with its terms. For three years after the Effective Time, Buyer shall cause the Surviving Corporation to indemnify and hold harmless the individuals who on or prior to the Effective Time, were officers, directors, employees or agents of the Seller (the "Indemnitees") to the same extent as described in the foregoing sentence. In the event any claim with respect to which indemnification is available pursuant to the foregoing provisions is asserted or made within such three-year period (whether or not service of process has been made on an Indemnitee within such three-year period), all rights to indemnification shall continue until such claim is disposed of or all judgements, orders, decrees or other rulings in connection with such claim are fully satisfied.


                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) No Order. No Governmental Entity shall have enacted, issued promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (b) Litigation. The absence of any pending or threatened litigation by or against Buyer, any Buyer Subsidiary or Seller or other contingent liabilities or obligations, which could prevent the Closing of the Merger or materially adversely affect Buyer's or Seller's business, except for any litigation pending as of the date hereof and which has been disclosed in the Disclosure Schedules to this Agreement.

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

          (c) Third Party Consents. Any necessary consents or waivers by any Governmental Entity or third party to the Merger shall have been obtained, including any consents, waivers or approvals disclosed in Schedules 2.4 or 3.4.

          (d) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been duly approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by the stockholders of Seller, and the issuance of the Buyer Common Stock contemplated hereby shall have been duly approved by the stockholders of Buyer.

          (e) Tax-Free Reorganization. The Merger shall qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

     6.2 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

          (a) Representations and Warranties. The representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, would not reasonably be expected to have a Material Adverse Effect on Buyer Group; and Seller shall have received a certificate to such effect signed on behalf of Buyer and Merger Sub by the President or Chief Financial Officer of Buyer and Merger Sub;

          (b) Agreements and Covenants. Buyer and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Seller shall have received a certificate to such effect signed on behalf of Buyer and Merger Sub by the President or Chief Financial Officer of Buyer and Merger Sub;

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Buyer Group shall have occurred since the date of this Agreement;

          (d) K&M Agreements. The agreement, dated as of September 30, 2001, between Buyer and Kaufman & Moomjian, LLC ("K&M"), restructuring approximately $739,000 in liabilities to K&M, and all other agreements referred to therein, as such agreement or agreements may be modified with the consent of Seller, such consent not to be unreasonably withheld, to accommodate any transaction that any Buyer Group member may enter into with JP Morgan Chase, shall be effective;

          (e) Vincent DiSpigno and David Salav Agreements. The Amendment
No. 3, dated as of September 28, 2001, to Agreement and Plan of Merger, dated February 28, 2000, among Buyer, PWR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer, PC Workstation Rentals, Inc. d/b/a PWR Systems, a New York corporation, and David N. Salav and Vincent DiSpigno, and the Amendments No. 1 to Employment Agreement, dated as of September 28, 2001, between Buyer and David Salav and Vincent DiSpigno, and all other agreements referred to therein, as such agreement or agreements may be modified with the consent of Seller, such consent not to be unreasonably withheld, to accommodate any transaction that any Buyer Group member may enter into with JP Morgan Chase, shall be effective; and

          (f) Deliverables. Buyer and Merger Sub shall have delivered all of the Buyer Deliverables (as defined below).

     6.3 Additional Conditions to the Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer and Merger Sub:

          (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, would not have a Material Adverse Effect on Seller; and Buyer and Merger Sub shall have received a certificate to such effect signed on behalf of Seller by the President or Chief Financial Officer of Seller;

          (b) Agreements and Covenants. Seller shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Buyer and Merger Sub shall have received a certificate to such effect as to the Seller signed on behalf of Seller by the President or Chief Financial Officer of Seller;

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Seller shall have occurred since the date of this Agreement;

          (d) Net Tangible Assets. Seller shall have net tangible assets (exclusive of the $650,000 bridge loan from Buyer to Seller) of not less than $50,000. For purposes hereof, net tangible assets shall mean all assets less all liabilities, exclusive of goodwill;

          (e) Deliverables. Seller shall have delivered all of the Seller Deliverables (as defined below); and

          (f) Fairness Opinion. Buyer shall have received a written opinion from HCFP/Brenner Securities, LLC or another investment banking firm, to the effect that as of the date hereof, the consideration to be paid by Buyer in connection with the Merger is fair to Buyer and its stockholders, from a financial point of view.

          (g) Cancellation of Seller Stock Options and Stock Plan. All
Seller Stock Options shall have been canceled with the consent of the holders of such Seller Stock Options and the Stock Plan shall have been terminated.


                                   ARTICLE VII
                              DELIVERIES AT CLOSING

     7.1 Deliveries to Seller. At the Closing Buyer and Merger Sub shall deliver to Seller the following (collectively, the "Buyer Deliverables"):

          (a) Employment Agreement. An Employment Agreement between Buyer and Paul Block, in the form set forth in Exhibit D;

          (b) Registration Rights Agreement. A Registration Rights Agreement between Buyer and the stockholders of Seller who execute the Registration Rights Agreement, in the form set forth as Exhibit E, executed by Buyer;

          (c) Legal Opinion. A legal opinion of Kaufman & Moomjian, LLC, counsel to Buyer and Merger Sub, in the form set forth as Exhibit F;

          (d) Certificates of Good Standing. A Certificate of Good Standing with respect to Buyer and Merger Sub, respectively, issued by the Secretary of State of the State of Delaware, and Certificates of Good Standing as a Foreign Corporation Authorized to do Business issued by the Secretary of State of the State of New York with respect to Buyer and Merger Sub;

          (e) Certificates of Officer of Buyer. Certificates executed by the President or Chief Financial Officer of Buyer and Merger Sub with respect to the matters referred to in (i) Section 6.2(a) and (ii) Section 6.2(b), respectively; and

          (f)  Escrow Agreement.  The Escrow Agreement, executed by Buyer.

     7.2 Deliveries to Buyer and Merger Sub. At the Closing, Seller shall deliver to Buyer and Merger Sub the following (collectively, the "Seller Deliverables"):

          (a) Employment Agreement. An Employment Agreement between Buyer and Paul Block, in the form set forth in Exhibit D, executed by Paul Block;

          (b) Representation Letter. A Representation Letter addressed to Buyer from each stockholder and warrantholder of Seller in the form set forth as Exhibit G executed by such stockholders and warrantholders;

          (c) Legal Opinion. A legal opinion from Mirick, O'Connell, DeMallie & Lougee, LLP, counsel to Seller, in the form set forth as Exhibit H and an enforceability opinion of Kevin Grennan, Esq. in form and substance reasonably satisfactory to Buyer;

          (d) Certificates of Good Standing. A Certificate of Good Standing of Seller issued by the Secretary of State of the State of Delaware and Certificates of Good Standing of Seller from every jurisdiction in which Seller is required to be authorized to do business as a foreign corporation;

          (e) Certificate of an Officer of Seller. Certificates executed by the President or Chief Financial Officer of Seller with respect to the matters referred to in (i) Section 6.3(a) and (ii) Section 6.3(b);

          (f) Financials. Seller shall deliver financial statements of Seller as may be reasonably requested by Buyer;

          (g) Assignments. Buyer shall have received from Seller an executed copy of all assignments, if any, under any agreement of Seller required to effectuate an assignment of Seller's rights, interests or obligations under such agreement to Buyer;

          (h) Escrow Agreement. The Escrow Agreement, executed by each stockholder of Seller designated as a signatory thereto; and

          (i) Cancellation Agreements. The consents to cancellation of the Seller Stock Options referred to in Section 1.6(e).


                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Seller or approval of the issuance of the Buyer Common Stock by the stockholders of Buyer:

          (a) by mutual written consent duly authorized by the Boards of Directors of Buyer and Seller;

          (b) by either Seller or Buyer, if the Merger shall not have been consummated by February 28, 2002; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either Seller or Buyer, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and nonappealable;

          (d) by Seller, upon a material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue in any material respect, in either case such that the conditions set forth in Section 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that, if such inaccuracy in Buyer's representations and warranties or breach by Buyer is curable by Buyer through the exercise of its commercially reasonable efforts within fifteen days of the time such representation or warranty shall have become untrue or such breach, then Seller may not terminate this Agree ment under this Section 8.1(d) during such fifteen-day period if Buyer continues to exercise such commercially reasonable efforts;

          (e) by Buyer, upon a material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue in any material respect, in either case such that the conditions set forth in Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that, if such inaccuracy in the Company's representations and warranties or breach by Seller is curable by Seller through the exercise of its commercially reasonable efforts within fifteen days of the time such representation or warranty shall have become untrue or such breach, then Buyer may not terminate this Agree ment under this Section 8.1(e) during such fifteen-day period if Seller continues to exercise such commercially reasonable efforts;

          (f) by Seller, if there shall have occurred any Material Adverse Effect with respect to Buyer Group since the date of this Agreement;

          (g) by Buyer, if there shall have occurred any Material Adverse Effect with respect to Seller since the date of this Agreement;

          (h) by either Seller or Buyer, if the required approvals of the stockholders of Buyer or Seller contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof; provided that the right to terminate this Agreement under this Section 8.1(h) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement.

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

     8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 8.2, Section 8.3 and Article 9, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in Section 5.2 hereof, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     8.3 Fees and Expenses. If the Merger is not consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. If the Merger is consummated, Buyer will pay all costs and expenses incurred in connection with the Merger, including, without limitation, preparation of the Agreement and the legal, accounting, printing or other costs necessary to prepare the Proxy Statement.

     8.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     8.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                   ARTICLE IX
                                 INDEMNIFICATION

     9.1  Indemnification.
          ----------------

          (a) From and after the Closing, Buyer will indemnify Seller, and its respective officers, directors and stockholders, against, and hold
Seller, and its respective officers, directors and stockholders, harmless from any and all liability, damage, deficiency, loss, cost or expense (including reasonable attorneys' fees and expenses) that are based upon or that arise out of any breach of or any default in any covenant made by Buyer herein, and, subject to Section 9.2 hereof, any misrepresentation or any breach of any representation or warranty made by Buyer herein.

          (b) The stockholders of Seller who execute the Escrow Agreement (the "Indemnifying Seller Stockholders") will indemnify, subject to the provisions of the Escrow

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

Agreement, Buyer, Merger Sub and the Surviving Corporation and their respective officers, directors and stockholders, against, and hold Buyer, Merger Sub, and their respective officers, directors and stockholders harmless from, any and all liability, damage, deficiency, loss, cost or expense (including reasonable attorneys' fees and expenses) that are based upon or arise out of any breach of or default in any covenant made by Seller herein, and, subject to Section 9.2 hereof, any misrepresentation or any breach of any representation or warranty made by Seller herein.

          (c) Each party entitled to indemnification under this Agreement
(the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified
Party becomes aware of any claim by a third party for which indemnification is available hereunder, the delivery of which notice shall require the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense, but only at such Indemnified Party's expense, and provided further, that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement except to the extent that such Indemnifying Party is irreparably damaged as a result of the failure to give notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, (i) consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation, or (ii) consent to the entry of any judgement or enter into any settlement that may materially adversely affect the Indemnified Party. Notwithstanding the foregoing, the Indemnified Party shall have the right at all times to take over and assume control of the defense, settlement, negotiations or lawsuit relating to any claim or demand, provided, however, that if the Indemnified Party does so take over and assume control, the amount of the indemnity by the Indemnifying Party shall be limited to the amount which the Indemnifying Party has immediately prior to such time indicated it would be willing to pay to adjust and settle such claim or demand. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand, in its sole discretion, and all costs and expenses relating thereto (including without limitation legal fees and expenses) shall be borne by the Indemnifying Party. In any event, the Buyer and Seller shall cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

     9.2. Time and Manner of Claims. Buyer, on one hand, and the Indemnifying Seller Stockholders, on the other hand, shall be liable for damages arising from misrepresentations or breaches of any representations or warranties under
Section 9.1 only to the extent that notice of a claim therefor is asserted by the other in writing and delivered prior to the first anniversary of the Closing Date. The representations, warranties, covenants, agreements and indemnities contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of such parties, and the completion of the transactions contemplated hereby until the first anniversary of the Closing Date.

     9.3  Limitation on Claims.
          ---------------------

          (a) Notwithstanding anything contained in this Agreement to the contrary, neither the Indemnifying Seller Stockholders, on one hand, nor Buyer, Merger Sub and Surviving Corporation, on the other hand, shall be entitled to claim for the breach of any representation or warranty set forth herein (other than with respect to a breach of Section 2.2, 2.3, 2.7, 3.2, 3.3, or 3.7) except to the extent that the aggregate amount of its present claims in respect of (a) such breaches, and (b) all prior claims for breaches of representations and warranties hereunder, exceeds an aggregate of $100,000, at which time all claiming parties shall be entitled to claim the full amount of its damages for all breaches by the other parties hereto of such representations or warranties, subject to the limitations set forth in Sections 9(b) and (c).

          (b) Neither the Indemnifying Seller Stockholders, on one hand, nor Buyer, Merger Sub and Surviving Corporation, on the other hand, will be liable in any event for any claims made or damages payable under this Section 9 aggregating more than Five Hundred Thousand Dollars ($500,000).

          (c) The claims of any party for indemnification shall be reduced by tax benefits or insurance proceeds available to such party, and no multiplier shall be used for calculation of claims for damages. Damages for any claims under this Section 9 shall in no event include any special, consequential, exemplary, speculative or punitive damages or any other damages postulating or including a measure or calculation of lost profits or advantages or similar method or theory.

          (d) All damages payable by an Indemnifying Party to an Indemnified Party shall be payable, at the option of the Indemnifying Party, in cash or by transfer to the Indemnified Party of Buyer common stock held by the Indemnifying Party. If the Indemnifying Party elects to transfer Buyer common stock in satisfaction of its payment obligations, each share of Buyer common stock transferred by the Indemnifying Party shall be valued (the "Agreed Value") at the higher of (i) the average closing bid price of Buyer's common stock for the five trading days prior to the Closing Date as quoted on the Nasdaq SmallCap Market or such other securities exchange or quotation system which is the then principal trading market for the Buyer Common Stock, or (ii) the average closing bid price of the Buyer's common stock for the five trading days prior to the date on which such transfer is made as quoted on the Nasdaq SmallCap Market or such other securities exchange or quotation system which is the then principal trading market for the Buyer Common Stock.

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

                                    ARTICLE X
                               GENERAL PROVISIONS

     10.1 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented without the written consent of each of the parties hereto. Any of the Buyer, Merger Sub or Seller may, by written notice to the others, (i) waive any of the conditions to its obligations hereunder or extend the time for the performance of any of the obligations or actions of the other, (ii) waive any inaccuracies in the representations of the other contained in this Agreement or in any documents delivered pursuant to this Agreement, (iii) waive compliance with any of the covenants of the other contained in this Agreement and (iv) waive or modify performance of any of the obligations of the other. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, condition or agreement contained herein. Waiver of the breach of any one or more provisions of this Agreement shall not be deemed or construed to be a waiver of other breaches or subsequent breaches of the same provisions.

     10.2 Notices. All notices, demands, requests and other communications required or otherwise given under this Agreement shall be in writing and shall be deemed to have been duly given if: (i) delivered by hand against written receipt therefor, (ii) forwarded by a third party company or governmental entity providing delivery services in the ordinary course of business which guarantees delivery the following business day, (iii) mailed by registered or certified mail, return receipt requested, postage prepaid, or (iv) transmitted by facsimile transmission electronically confirmed for receipt, in full, by the other party no later than 5:00 pm, local time, on the date of transmission, addressed as follows:

         If to Buyer, to:          Vizacom Inc.
                                   3512 Veterans Memorial Highway
                                   Bohemia, New York 11716
                                   Attention: President
                                   Facsimile: (631) 580-5489

         with a copy to:           Kaufman & Moomjian, LLC
                                   50 Charles Lindbergh Boulevard - Suite 206
                                   Mitchel Field, New York 11553
                                   Attention:  Neil M. Kaufman, Esq.
                                   Facsimile: (516) 222-5110

         If to Merger Sub, to:     SpaceLogix Acquisition Corp.
                                   3512 Veterans Memorial Highway
                                   Bohemia, New York 11716
                                   Attention: President
                                   Facsimile: (631) 580-5489
         with a copy to:           Kaufman & Moomjian, LLC
                                   50 Charles Lindbergh Boulevard - Suite 206
                                   Mitchel Field, New York 11553
                                   Attention:  Neil M. Kaufman, Esq.
                                   Facsimile: (516) 222-5110

         If to Seller, to:         SpaceLogix, Inc.
                                   500 Fifth Avenue
                                   New York, New York 10110
                                   Attention:  President
                                   Facsimile: (212) 575-6589

         with a copy to:           Mirick, O'Connell, DeMallie, & Lougee, LLP
                                   100 Front Street
                                   Worcester, MA 01608-1477
                                   Attention: David L. Lougee, Esq.
                                   Facsimile:  (508) 791-8502

or, at such other address as such party shall have furnished to each of the other parties hereto in accordance with this Section 10.2. Each such notice, demand, request or other communication shall be deemed given (i) on the date of such delivery by hand, (ii) on the first business day following the date of such delivery to the overnight delivery service or facsimile transmission, or (iii) three business days following such mailing.

     10.3 Interpretation; Knowledge.
          --------------------------

          (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (b) For purposes of this Agreement, the term "knowledge" means, with respect to any matter in question, that the executive officers of Buyer, Merger Sub, or Seller, as the case may be, have actual knowledge of such matter.

          (c) In the event any director or executive officer of Buyer or Seller, at the time of execution of this Agreement or at Closing, has actual knowledge of an inaccuracy of a representation or warranty of the other, then such inaccuracy, to the extent of such knowledge, shall not be deemed to be a breach of such representation or warranty.

          (d) In an effort to provide Seller with full disclosure, Buyer has disclosed on the disclosure schedules hereto items that may or may not be material. Accordingly, any such disclosure shall not be deemed an admission as to the materiality of the item disclosed.

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

     10.4  Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     10.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the information set forth in the schedules to this Agreement,
(a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

     10.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     10.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.8 Governing Law; Jurisdiction; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties irrevocably agrees that the other party may enforce any claim arising under this Agreement and will irrevocably agree with respect to any claim arising from the transaction contemplated hereby in the courts of the State of New York or United States District Court for the Southern District of New York, as the party bringing the claim may so choose. For the purpose of any action, suit, or proceeding initiated in such courts with respect to any such claim, each of the parties irrevocably submits to the jurisdiction of such courts. Each of the parties shall waive, to the fullest extent allowed by law, any objection which it may now or hereafter have to

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

venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding in such court has been brought in an inconvenient forum.

     10.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

     10.11 Further Assurances. Each party hereto covenants and agrees with all other parties hereto to promptly execute, deliver, file and/or record such agreements, instruments, certificates and other documents and to do and perform such other and further acts and things as any other party hereto may reasonably request or as may otherwise be necessary or proper to consummate and perfect the transactions contemplated hereby.

     IN WITNESS WHEREOF, Buyer, Merger Sub, and Seller have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                   VIZACOM INC.


                                   By:     /s/ Vincent DiSpigno
                                      -----------------------------------
                                      Vincent DiSpigno
                                      President


                                   SPACELOGIX ACQUISITION CORP.


                                   By:    /s/ Vincent DiSpigno
                                      -----------------------------------
                                      Vincent DiSpigno
                                      President


                                   SPACELOGIX, INC.


                                   By:   /s/ Wayne Allen
                                      -----------------------------------
                                      Name:  Wayne Allen
                                      Title: President & CEO

                                    EXHIBIT C

                             JOINT FILING AGREEMENT

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisiiton statements. The undersigned acknowledge and agree that each shall be responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated:  November 29, 2001

                                       /s/ Vincent DiSpigno
                                       ---------------------------------
                                              Vincent DiSpigno

                                       /s/ David N. Salav
                                       -------------------------------
                                              David N. Salav

                                       /s/ Neil M. Kaufman
                                       -------------------------------
                                              Neil M. Kaufman